AS FILED WITH THE SEC ON SEPTEMBER 30, 1998.  REGISTRATION NO.______



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                    FORM S-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2
                             ----------------------

                    PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT
                             (Exact Name of Trust)


                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)

                                751 BROAD STREET
                         NEWARK, NEW JERSEY 07102-3777
                                 (800) 437-4016
         (Address and telephone number of principal executive offices)
                             ----------------------

                               THOMAS C. CASTANO
                              ASSISTANT SECRETARY
                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                751 BROAD STREET
                         NEWARK, NEW JERSEY 07102-3777
                    (Name and address of agent for service)

                                    Copy to:
                               JEFFREY C. MARTIN
                                 SHEA & GARDNER
                        1800 MASSACHUSETTS AVENUE, N.W.
                             WASHINGTON, D.C. 20036
                             ----------------------



Variable Universal Life Insurance Contracts--Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities. The filing fee is $500. (Title and amount of securities being registered; proposed maximum aggregate offering price; amount of filing fee).



Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.



The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, action pursuant to said Section 8(a), may determine.


This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.


Registrant elects to be governed by Rules 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contract described in this Registration Statement.

                                     CROSS REFERENCE SHEET
                                     (AS REQUIRED BY FORM N-8B-2)



   N-8B-2 ITEM NUMBER                 LOCATION
   ------------------                 --------



           1.                         Cover Page



           2.                         Cover Page



           3.                         Not Applicable



           4.                         Sale of the Contract and Sales Commissions



           5.                         The Prudential Variable Appreciable
                                      Account



           6.                         The Prudential Variable Appreciable
                                      Account



           7.                         Not Applicable



           8.                         Not Applicable



           9.                         Litigation



           10. Introduction and Summary; Short-Term Cancellation Right, or "Free Look"; Type of Death Benefit; Changing the Type of Death Benefit; Premiums; Contract Date; Allocation of Premiums; Transfers; Dollar Cost Averaging, Auto-Rebalancing; Charges and Expenses; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; Surrender of a Contract; Withdrawals; Increases in Basic Insurance Amount; Decreases in Basic Insurance Amount; Lapse and Reinstatement; When Proceeds are Paid; Riders; Other General Contract Provisions; Voting Rights; Substitution of Fund Shares



           11. Introduction and Summary; The Prudential Variable Appreciable Account



           12. Cover Page; Introduction and Summary; The Funds; Sale of the Contract and Sales Commissions



           13.                        Introduction and Summary; The Funds;
                                      Charges and Expenses; Sale of the Contract and Sales Commissions



           14.                        Introduction and Summary; Requirements for
                                      Issuance of a Contract



           15. Introduction and Summary; Allocation of Premiums; Transfers; Dollar Cost Averaging, Auto-Rebalancing; The Fixed-Rate Option



           16. Introduction and Summary; Detailed Information for Prospective Contract Owners


           17.                        When Proceeds are Paid

    N-8B-2 ITEM NUMBER                LOCATION
    ------------------                --------



           18.                        The Prudential Variable Appreciable
                                      Account



           19.                        Reports to Contract Owners



           20.                        Not Applicable



           21.                        Contract Loans



           22.                        Not Applicable



           23.                        Not Applicable



           24.                        Other General Contract Provisions



           25.                        The Prudential Variable Appreciable
                                      Account



           26.                        Introduction and Summary; The Funds;
                                      Charges and Expenses



           27.                        The Prudential Insurance Company of
                                      America; The Funds



           28.                        The Prudential Insurance Company of
                                      America; Directors and Officers



           29.                        The Prudential Insurance Company of
                                      America



           30.                        Not Applicable



           31.                        Not Applicable



           32.                        Not Applicable



           33.                        Not Applicable



           34.                        Not Applicable



           35.                        The Prudential Insurance Company of
                                      America



           36.                        Not Applicable



           37.                        Not Applicable



           38.                        Sale of the Contract and Sales Commissions



           39.                        Sale of the Contract and Sales Commissions



           40.                        Not Applicable



           41.                        Sale of the Contract and Sales Commissions



           42.                        Not Applicable



           43.                        Not Applicable

          N-8B-2 ITEM NUMBER          LOCATION
          ------------------          --------


           44. Introduction and Summary; The Funds; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary


           45.                        Not Applicable



           46. Introduction and Summary; The Prudential Variable Appreciable Account; The Funds



           47.                        The Prudential Variable Appreciable
                                      Account; The Funds



           48.                        Not Applicable



           49.                        Not Applicable



           50.                        Not Applicable



           51.                        Not Applicable



           52.                        Substitution of Fund Shares



           53.                        Tax Treatment of Contract Benefits



           54.                        Not Applicable



           55.                        Not Applicable



           56.                        Not Applicable



           57.                        Not Applicable



           58.                        Not Applicable



           59. Financial Statements; Financial Statements of the Prudential Variable Appreciable Account; Consolidated Financial Statements of The Prudential Insurance Company of America and Subsidiaries

                            Variable Universal Life
                                   Insurance

                                   PROSPECTUS




                                 The Prudential
                          Variable Appreciable Account

                                November 9, 1998



                                                               [LOGO] PRUDENTIAL

PROSPECTUS
NOVEMBER 9, 1998

THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

VARIABLE UNIVERSAL LIFE


This prospectus describes a flexible premium variable universal life insurance contract (the "Contract") offered by The Prudential Insurance Company of America ("Prudential"). The Contract provides life insurance coverage with flexible premium payments and a variety of investment options. You must pay an initial premium, after which you can pay premium amounts as desired, as long as sufficient money is in the Contract Fund to cover all charges. Your Contract may lapse without value if your Contract Fund has insufficient value. You may select either of two death benefit types, a fixed death benefit or a variable death benefit. The variable death benefit will vary with the performance of the investment options you select. For each type, there are generally two death benefit guarantees, each of which can be secured by a certain level of premium payments.


You may choose to invest your Contract's premiums and their earnings in the following ways:

 . Invest in one or more of 15 available subaccounts of The Prudential Variable
  Appreciable Account, each of which invests in a corresponding portfolio of the Funds indicated below:

             THE PRUDENTIAL SERIES FUND, INC.  (THE "SERIES FUND")


         Money Market               High Yield Bond       Equity
         Diversified Bond           Stock Index           Prudential Jennison
         Conservative Balanced      Equity Income         Global
         Flexible Managed

  AIM VARIABLE INSURANCE FUNDS, INC.  AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
        AIM V.I. Value Fund                   American Century VP Value Fund

         JANUS ASPEN SERIES                  MFS(R) VARIABLE INSURANCE TRUST/SM/
          Growth Portfolio                         Emerging Growth Series

                    T. ROWE PRICE INTERNATIONAL SERIES, INC.
                         International Stock Portfolio

 . Invest in the fixed-rate option, which pays a guaranteed interest rate.
  Prudential will credit interest daily on any portion of the premium payment that you have allocated to the fixed-rate option at rates periodically declared by Prudential, in its sole discretion. Any such interest rate will never be less than an effective annual rate of 4%.

This prospectus describes the Contract generally and The Prudential Variable Appreciable Account. The attached prospectuses for the Funds and their related statements of additional information describe the investment objectives and the risks of investing in the portfolios. Prudential may add additional investment options in the future. Please read this prospectus and keep it for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               751 Broad Street
                         Newark, New Jersey 07102-3777
                           Telephone: (800) 437-4016

                              PROSPECTUS CONTENTS

                                                                                                                                PAGE

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS..........................................................................    1
INTRODUCTION AND SUMMARY......................................................................................................    2
 Brief Description of the Contract............................................................................................    2
 Charges......................................................................................................................    2
 Types of Death Benefit.......................................................................................................    4
 Premium Payments.............................................................................................................    5
 Refund.......................................................................................................................    5
GENERAL INFORMATION ABOUT THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, THE PRUDENTIAL
 VARIABLE APPRECIABLE ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS
 AVAILABLE UNDER THE CONTRACT.................................................................................................    6
 The Prudential Insurance Company of America..................................................................................    6
 The Prudential Variable Appreciable Account..................................................................................    6
 The Funds....................................................................................................................    7
 The Fixed-Rate Option........................................................................................................    9
 Which Investment Option Should Be Selected?..................................................................................    9
DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS..........................................................................   10
 Requirements For Issuance of a Contract......................................................................................   10
Short-term Cancellation Right or "Free Look"..................................................................................   10
 Type of Death Benefit........................................................................................................   10
 Changing the Type of Death Benefit...........................................................................................   11
 Premiums.....................................................................................................................   11
 Death Benefit Guarantee......................................................................................................   12
 Contract Date................................................................................................................   13
 Allocation of Premiums.......................................................................................................   14
 Transfers....................................................................................................................   14
 Dollar Cost Averaging........................................................................................................   15
 Auto-rebalancing.............................................................................................................   15
 Charges and Expenses.........................................................................................................   15
 How a Contract's Cash Surrender Value Will Vary..............................................................................   18
 How a Type A (Fixed) Contract's Death Benefit Will Vary......................................................................   19
 How a Type B (Variable) Contract's Death Benefit Will Vary...................................................................   20
 Surrender of a Contract......................................................................................................   21
 Withdrawals..................................................................................................................   21
 Increases in Basic Insurance Amount..........................................................................................   21
 Decreases In Basic Insurance Amount..........................................................................................   22
 When Proceeds Are Paid.......................................................................................................   22
 Living Needs Benefit.........................................................................................................   23
 Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums.............................................   23
 Contract Loans...............................................................................................................   25
 Sale of the Contract and Sales Commissions...................................................................................   26
 Tax Treatment of Contract Benefits...........................................................................................   26
 Withholding..................................................................................................................   27
 Lapse and Reinstatement......................................................................................................   28
 Legal Considerations Relating to Sex-distinct Premiums and Benefits..........................................................   28
 Other General Contract Provisions............................................................................................   29
 Riders.......................................................................................................................   29
 Participation in Divisible Surplus...........................................................................................   29
 Voting Rights................................................................................................................   30
 Substitution of Fund Shares..................................................................................................   30
 Reports to Contract Owners...................................................................................................   30
 State Regulation.............................................................................................................   31
 Experts......................................................................................................................   31
 Litigation...................................................................................................................   31
 Year 2000 Compliance.........................................................................................................   32
 Additional Information.......................................................................................................   33
 Financial Statements.........................................................................................................   33

DIRECTORS AND OFFICERS OF PRUDENTIAL..........................................................................................   33

FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT ...........................................................  A1

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL INSURANCE
   COMPANY OF AMERICA AND SUBSIDIARIES ......................................................................................... B1


                          DEFINITIONS OF SPECIAL TERMS
                            USED IN THIS PROSPECTUS

ACCUMULATED NET PAYMENTS--The actual premium payments you make, accumulated at an effective annual rate of 4%, less any withdrawals you make, accumulated at an effective annual rate of 4%.

ATTAINED AGE--The insured's age on the Contract date plus the number of years since then.

BASIC INSURANCE AMOUNT--The amount of life insurance as shown in the Contract.

CASH SURRENDER VALUE--The amount payable to the

Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and, during the first 10 Contract years, minus the applicable surrender charge.

CONTRACT--The variable universal life insurance contract described in this prospectus.

CONTRACT ANNIVERSARY--The same date as the Contract date in each later year.

CONTRACT DATE--The date the Contract is effective, as specified in the Contract.

CONTRACT DEBT--The principal amount of all outstanding loans plus any interest we have charged that is not yet due and that we have not yet added to the loan.

CONTRACT FUND--The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the subaccounts, the amount invested under the fixed-rate option, and the principal amount of any Contract debt.

CONTRACT OWNER--Unless a different owner is named in the application, the owner of the Contract is the insured.

CONTRACT YEAR--A year that starts on the Contract date or on a Contract anniversary. For any portion of a Contract representing an increase (see page
21), "Contract year" is a year that starts on the effective date of the increase.

DEATH BENEFIT--The amount we will pay upon the death of the insured before reduction of any Contract debt and amounts needed to pay charges through the date of death.

FACE AMOUNT--The same as the "basic insurance amount."

FIXED-RATE OPTION--An investment option under which interest is accrued daily at a rate that Prudential declares periodically, but not less than an effective annual rate of 4%.

FUNDS--Mutual funds with separate portfolios. One or more of the available Fund portfolios may be chosen as an underlying investment for the Contract.

LIFETIME DEATH BENEFIT GUARANTEE PERIOD--The lifetime of the Contract, during which time the Lifetime Death Benefit Guarantee is available if sufficient premiums are paid. See DEATH BENEFIT GUARANTEE, page 12.

LIMITED DEATH BENEFIT GUARANTEE PERIOD--A period which is determined on a case-by-case basis, during which time the Limited Death Benefit Guarantee is available if sufficient premiums are paid. See DEATH BENEFIT GUARANTEE, page 12.

MONTHLY DATE--The Contract date and the same date in each subsequent month.

SUBACCOUNT--An investment division of the Account, the assets of which are invested in the shares of the corresponding portfolio of the Funds.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA--Us, we, Prudential. The company offering the Contract.

THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT (THE "ACCOUNT")--A separate account of Prudential registered as a unit investment trust under the Investment Company Act of 1940.

VALUATION PERIOD--The period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which is generally at 4:15 p.m. Eastern time on each day during which the New York Stock Exchange is open.

VARIABLE INVESTMENT OPTIONS--The subaccounts.

WE--The Prudential Insurance Company of America.

YOU--The owner of the Contract.

                           INTRODUCTION AND SUMMARY

THIS SUMMARY PROVIDES A BRIEF OVERVIEW OF THE MORE SIGNIFICANT ASPECTS OF THE CONTRACT. WE PROVIDE FURTHER DETAIL IN THE SUBSEQUENT SECTIONS OF THIS PROSPECTUS AND IN THE CONTRACT. THE CONTRACT, INCLUDING THE APPLICATION ATTACHED TO IT, CONSTITUTES THE ENTIRE AGREEMENT BETWEEN YOU AND PRUDENTIAL AND YOU SHOULD RETAIN THESE DOCUMENTS.

As you read this prospectus you should keep in mind that this is a life insurance contract. VARIABLE LIFE INSURANCE has significant investment aspects and requires you to make investment decisions and therefore it is also a "security." Securities that are offered to the public must be registered with the Securities and Exchange Commission. The prospectus that is a part of the registration statement must be given to all prospective purchasers. A substantial part of the premium pays for life insurance that will pay a benefit to the beneficiary, in the event of the insured's death. This death benefit generally far exceeds your total premium payments. Therefore, you should not buy this Contract unless the major reason for the purchase is to provide life insurance protection.

BRIEF DESCRIPTION OF THE CONTRACT

The Contract is a form of variable universal life insurance. It is based on a Contract Fund, the value of which changes every business day. The chart below describes how the value of your Contract Fund changes.

You may invest premiums in one or more of the 15 available subaccounts or in the fixed-rate option. Your Contract Fund value changes every day depending upon the change in the value of the particular investment options that you have selected.

Although the value of your Contract Fund will increase if there is favorable investment performance in the subaccounts you select, there is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See WHICH INVESTMENT OPTION SHOULD BE SELECTED?, page 9.
If you select the fixed-rate option, Prudential credits your account with a declared rate or rates of interest but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 4%.

CHARGES

The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks as well as sales and administrative expenses. The maximum charges shown in the chart, as well as the current lower charges, are fully described under CHARGES AND EXPENSES, page 15.

                            ---------------------
                            |  PREMIUM PAYMENT  |
                            ---------------------
                                      |
                   ---------------------------------------------
                      .  less a charge of up to 7.5% of the
                         premiums.
                      .  less a charge for sales expenses of up
                         to 4% of the premiums paid.
                   ---------------------------------------------
                                      |
        --------------------------------------------------------------
                            INVESTED PREMIUM AMOUNT
        To be invested in one or a combination of:
          .  15 investment portfolios of the Funds
          .  The fixed-rate option
        --------------------------------------------------------------
                                      |
        --------------------------------------------------------------
                                 CONTRACT FUND
        On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract
        Fund changes daily.
        --------------------------------------------------------------
                                      |
        --------------------------------------------------------------
                   PRUDENTIAL ADJUSTS THE CONTRACT FUND FOR:
        .  Addition of any new invested premium amounts.
        . Addition of any increase due to investment results of the chosen variable investment options.
        . Addition of guaranteed interest at an effective annual rate of 4% (plus any excess interest if applicable) on the portion of the Contract Fund allocated to the fixed-rate option.
        . Addition of guaranteed interest at an effective annual rate of 4% on the amount of any Contract loan. (Separately, interest charged on the loan accrues at an effective annual rate of 4.5% or 5%. See CONTRACT LOANS, page 25.)
        . Subtraction of any decrease due to investment results of the chosen variable investment options.
        .  Subtraction of any amount withdrawn.
        .  Subtraction of the charges listed below, as applicable.
        --------------------------------------------------------------
                                      |
        --------------------------------------------------------------
                                 DAILY CHARGES
        .  Management fees and expenses are deducted from the Fund assets.
        . We deduct a daily mortality and expense risk charge, equivalent to an annual rate of up to 0.9%, from the variable investment options assets.
        --------------------------------------------------------------

        -----------------------------------------------------------------------
                                MONTHLY CHARGES
        . We reduce the Contract Fund by a monthly administrative charge of up to $10 plus $0.07 per $1,000 of the basic insurance amount; after the first Contract year, the $0.07 per $1,000 portion of the charge is reduced to $0.01 per $1,000 of the basic insurance amount.

        .   We deduct a cost of insurance ("COI") charge.

        . We reduce the Contract Fund by a Death Benefit Guarantee risk charge of $0.01 per $1,000 of the basic insurance amount.

        . If the Contract includes riders, we deduct rider charges from the Contract Fund.
        . If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.
        -----------------------------------------------------------------------

        -----------------------------------------------------------------------
                          POSSIBLE ADDITIONAL CHARGES
        . During the first 10 Contract years, we will assess a contingent deferred sales charge if the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). For insureds age 76 or less at issue, the maximum contingent deferred sales charge is 26% of the lesser of the target level premium or the actual premiums paid (see PREMIUMS, page 11) for the Contract. The charge is level for six years and then declines monthly to zero at the end of the 10th Contract year. For insureds age 77 or over at issue, the maximum charge will be a lesser percentage of the target level premium for the Contract or the actual premiums paid.

        . During the first 10 Contract years, we will assess a contingent deferred administrative charge if the Contract lapses, is surrendered or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). This charge equals the lesser of: (a) $5 per $1,000 of basic insurance amount; and (b) $500. It is level for six years and then declines monthly until it reaches zero at the end of the 10th Contract year.

        . We assess an administrative charge of up to $25 for any withdrawals.

        . We assess an administrative charge of up to $25 for any change in basic insurance amount.

        . We assess an administrative charge of up to $25 for each transfer exceeding 12 in any Contract year.
        -----------------------------------------------------------------------


TYPES OF DEATH BENEFIT

There are two types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the cash surrender value varies daily with investment experience, and the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Contract with a Type B (variable) death benefit, the cash surrender value and the death benefit both vary with investment experience. For either type of death benefit, as long as the Contract is inforce, the death benefit will never be less than the basic insurance amount shown in your Contract. See TYPE OF DEATH BENEFIT, page 10.

PREMIUM PAYMENTS

The Contract is a flexible premium contract there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain inforce if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. However, if the accumulated premiums you pay are high enough, and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, Prudential guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. Each Contract generally provides two guarantees, one that lasts for the lifetime of the Contract and another that lasts for a stated, generally lengthy period. The guarantee for the life of the Contract requires higher premium payments. See PREMIUMS, page 11, DEATH BENEFIT GUARANTEE, page 12 and LAPSE AND REINSTATEMENT, page 28.

We offer and suggest regular billing of premiums even though you decide when to make premium payments and, subject to a $25 minimum, in what amounts. You should discuss your billing options with your Prudential representative when you apply for the Contract. See PREMIUMS, page 11.

REFUND

For a limited time, you may return your Contract for a refund in accordance with the terms of its "free look" provision. See SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK," page 10.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

THE REPLACEMENT OF LIFE INSURANCE IS GENERALLY NOT IN THE INTEREST OF THE CUSTOMER. WHEN A CUSTOMER REQUIRES ADDITIONAL COVERAGE, IN MOST CASES, THE BENEFITS OF THE EXISTING CONTRACT CAN BE PROTECTED BY PURCHASING ADDITIONAL INSURANCE OR A SUPPLEMENTAL CONTRACT. IF YOU ARE CONSIDERING REPLACING A CONTRACT, YOU SHOULD COMPARE THE BENEFITS AND COSTS OF SUPPLEMENTING YOUR EXISTING CONTRACT WITH THE BENEFITS AND COSTS OF PURCHASING THE CONTRACT DESCRIBED IN THIS PROSPECTUS AND YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISER.

THIS PROSPECTUS MAY ONLY BE OFFERED IN JURISDICTIONS IN WHICH THE OFFERING IS LAWFUL. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE PROSPECTUSES AND THE STATEMENTS OF ADDITIONAL INFORMATION FOR THE FUNDS.

                   GENERAL INFORMATION ABOUT THE PRUDENTIAL
                         INSURANCE COMPANY OF AMERICA,
                 THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT,
                AND THE VARIABLE INVESTMENT OPTIONS AVAILABLE
                              UNDER THE CONTRACT

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

The Prudential Insurance Company of America ("Prudential") is a mutual insurance company, founded in 1875 under the laws of the State of New Jersey. Prudential is currently considering reorganizing itself into a stock company. This form of reorganization, known as demutualization, is a complex process that could take two years to complete. No plan of demutualization has been adopted yet by Prudential's Board of Directors. Any plan of reorganization adopted by the Board of Directors would have to be approved by qualified policyholders and appropriate state insurance regulators. Throughout the process, there will be a continuing evaluation by the Board of Directors and management of Prudential as to the desirability of demutualization. The Board of Directors, in its discretion, may choose not to demutualize or to delay demutualization for a time.

Prudential is licensed to sell life insurance and annuities in the District of Columbia, Guam, U. S. Virgin Islands, and in all states. This Contract is only offered in New York State.

Prudential's consolidated financial statements begin on page B1 and should be considered only as bearing upon Prudential's ability to meet its obligations under the Contracts.

THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

The Prudential Variable Appreciable Account (the "Account") was established on August 11, 1987 under New Jersey law as a separate investment account. The Account meets the definition of a "separate account" under federal securities laws. The Account holds assets that are segregated from all of Prudential's other assets.

The obligations to Contract owners and beneficiaries arising under the Contract are general corporate obligations of Prudential. Prudential is also the legal owner of the assets in the Account. Prudential will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account.
These assets may not be charged with liabilities which arise from any other business Prudential conducts. In addition to these assets, the Account's assets may include funds contributed by Prudential to commence operation of the Account and may include accumulations of the charges Prudential makes against the Account. From time to time these additional assets may be withdrawn by Prudential.

The Account is a unit investment trust, which is a type of investment company. It is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). This does not involve any supervision by the SEC of the management or investment Contracts or practices of the Account. For state law purposes, the Account is treated as a part or division of Prudential.

Currently, you may invest in one or a combination of 15 available subaccounts within the Account, each of which invests in a single corresponding portfolio of the Funds. Prudential may add additional subaccounts in the future. The Account's financial statements begin on page A1.

THE FUNDS

The following is a list of the Funds, the portfolios' investment objectives and investment advisers:

THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND"):

 . MONEY MARKET PORTFOLIO: The maximum current income that is consistent with stability of capital and maintenance of liquidity through investment in high-quality short-term debt obligations. There are no assurances that this portfolio will maintain a stable net asset value.

 . DIVERSIFIED BOND PORTFOLIO: A high level of income over the longer term while providing reasonable safety of capital through investment primarily in readily marketable intermediate and long-term fixed income securities that provide attractive yields but do not involve substantial risk of loss of capital through default.

 . CONSERVATIVE BALANCED PORTFOLIO: Achievement of a favorable total investment return consistent with a portfolio having a conservatively managed mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who prefers a relatively lower risk of loss than that associated with the Flexible Managed Portfolio while recognizing that this reduces the chances of greater appreciation.

 . FLEXIBLE MANAGED PORTFOLIO: Achievement of a high total return consistent with a portfolio having an aggressively managed mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who is willing to accept a relatively high level of loss in an effort to achieve greater appreciation.

 . HIGH YIELD BOND PORTFOLIO: Achievement of a high total return through investment in high yield/high risk fixed income securities in the medium to lower quality ranges.

 . STOCK INDEX PORTFOLIO: Achievement of investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate by following a policy of attempting to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

 . EQUITY INCOME PORTFOLIO: Both current income and capital appreciation through investment primarily in common stocks and convertible securities that provide favorable prospects for investment income returns above those of the Standard & Poor's 500 Composite Stock Price Index or the New York Stock Exchange Composite Index.

 . EQUITY PORTFOLIO: Capital appreciation through investment primarily in common stocks of companies, including major established corporations as well as smaller capitalization companies, that appear to offer attractive prospects of price appreciation that are superior to broadly-based stock indices. Current income, if any, is incidental.

 . PRUDENTIAL JENNISON PORTFOLIO: Long-term growth of capital through investment primarily in equity securities of established companies with above-average growth prospects. Current income, if any, is incidental.

 . GLOBAL PORTFOLIO: Long-term growth of capital through investment primarily in common stock and common stock equivalents of foreign and domestic issuers. Current income, if any, is incidental.

Prudential is the investment adviser for the assets of each of the portfolios of the Series Fund. Prudential's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prudential has a Service Agreement with its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"). The Service Agreement provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Series Fund. In addition, Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary Jennison Associates LLC ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio.

AIM VARIABLE INSURANCE FUNDS, INC.:

 . AIM V.I. VALUE FUND. To achieve long-term growth of capital by investing primarily in equity securities judged by A I M Advisors, Inc. to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective and would be satisfied principally from the income (interest and dividends) generated by the common stocks, convertible bonds and convertible preferred stocks that make up the Fund's portfolio.

A I M Advisors, Inc. ("AIM") is the investment adviser for this fund. The principal business address for AIM is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.:

 . AMERICAN CENTURY VP VALUE FUND. Seeks long-term capital growth with income as a secondary objective. The fund seeks to achieve its objective by investing primarily in equity securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase.

American Century Investment Management, Inc. ("ACIM") is the investment adviser for this fund. ACIM's principal business address is American Century Tower, 4500 Main Street, Kansas City, Missouri 64111. The Principal Underwriter of the fund is American Century Services, Inc., located at 4500 Main Street, Kansas City, Missouri 64111.

JANUS ASPEN SERIES:

 . GROWTH PORTFOLIO. Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Janus Capital Corporation is the investment adviser and is responsible for the day-to-day management of the portfolio and other business affairs of the portfolio. Janus Capital Corporation's principal business address is 100 Fillmore Street, Denver, Colorado 80206-4928.

MFS(R) VARIABLE INSURANCE TRUST/SM/:

 . EMERGING GROWTH SERIES. Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital.

Massachusetts Financial Services Company, a Delaware corporation, is the investment adviser to this MFS Series. The principal business address for the Massachusetts Financial Services Company is 500 Boylston Street, Boston, Massachusetts 02116.

T. ROWE PRICE INTERNATIONAL SERIES, INC.:

 . INTERNATIONAL STOCK PORTFOLIO. Long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

Rowe Price-Fleming International, Inc. is the investment manager for this fund. The principal business address for Rowe Price-Fleming International, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.

Further information about Fund portfolios can be found in the attached prospectuses and their statements of additional information for each Fund.

The investment advisers for the Funds charge a daily investment management fee as compensation for their services. These fees are described in the table in the DEDUCTIONS FROM PORTFOLIOS section on page 15, and are more fully described in the prospectus for each Fund.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither the companies which invest in the Funds nor the Funds currently foresee any such disadvantage, the Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity Contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as: (1) changes in state insurance law;
(2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Funds; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

Prudential may be compensated by an affiliate of each of the Funds (other than the Prudential Series Fund) based upon an annual percentage of the average assets held in the Fund by Prudential under the Contracts. These percentages vary by Fund, and reflect administrative and other services provided by Prudential.

A FULL DESCRIPTION OF THE FUNDS, THEIR INVESTMENT OBJECTIVES, MANAGEMENT, POLICIES, RESTRICTIONS, EXPENSES, INVESTMENT RISKS, AND ALL OTHER ASPECTS OF THEIR OPERATION IS CONTAINED IN THE ATTACHED PROSPECTUSES FOR EACH FUND AND IN THE RELATED STATEMENTS OF ADDITIONAL INFORMATION, WHICH SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE FUNDS WILL BE MET.

THE FIXED-RATE OPTION

BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED-RATE OPTION UNDER THE CONTRACT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, INTERESTS IN THE FIXED-RATE OPTION ARE NOT SUBJECT TO THE PROVISIONS OF THESE ACTS, AND PRUDENTIAL HAS BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED-RATE OPTION. DISCLOSURE REGARDING THE FIXED-RATE OPTION MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

You may choose to invest, either initially or by transfer, all or part of your Contract Fund to a fixed-rate option. This amount becomes part of Prudential's general account. The general account consists of all assets owned by Prudential other than those in the Account and in other separate accounts that have been or may be established by Prudential. Subject to applicable law, Prudential has sole discretion over the investment of the general account assets. Contract owners do not share in the investment experience of those assets. Instead, Prudential guarantees that the part of the Contract Fund allocated to the fixed-rate option will accrue interest daily at an effective annual rate that Prudential declares periodically, but not less than an effective annual rate of 4%.

Currently, the following steps are taken for crediting interest rates: (1) declared interest rates remain in effect from the date money is allocated to the fixed-rate option until the first day of the same month in the following year;
(2) a new crediting rate will apply to that money until the first day of the same month in the next year; (3) a new declared crediting rate will apply to that money for the remainder of that calendar year; (4) a new crediting rate will be declared each year for that money and it will remain in effect for the entire calendar year. Prudential reserves the right to change this practice. Prudential is not obligated to credit interest at a higher rate than 4%, although it may do so. Different crediting rates may be declared for different portions of the Contract Fund allocated to the fixed-rate option. On request, you will be advised of the interest rates that currently apply to your Contract.

Transfers from the fixed-rate option are subject to strict limits, see TRANSFERS, page 14. The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to six months, see WHEN PROCEEDS ARE PAID, page 22.

WHICH INVESTMENT OPTION SHOULD BE SELECTED?

Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. Accordingly, portfolios such as the Stock Index, Equity Income, Equity, Prudential Jennison, Global, AIM V.I. Value Fund, American Century VP Value Fund, Janus Growth, MFS Emerging Growth Series or T. Rowe Price International Stock may be desirable options if you are willing to accept such volatility in your Contract values. Each of these equity portfolios involves different policies and investment risks.

You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Diversified Bond Portfolio. Or, you may want even greater safety of principal and may prefer the Money Market Portfolio or the fixed-rate option, recognizing that the level of short-term rates may change rather rapidly. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that the risks are greater for lower quality bonds with higher yields. You may wish to divide your invested premium among two or more of the portfolios. You may wish to obtain diversification by relying on Prudential's judgment for an appropriate asset mix by choosing the Conservative Balanced or Flexible Managed Portfolio.

Your choice should take into account how willing you are to accept investment risks, how your other assets are invested, and what investment results you may experience in the future. You should consult your Prudential representative from time to time about the choices available to you under the Contract. Prudential recommends AGAINST frequent transfers among the several options. Experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

                            DETAILED INFORMATION FOR
                          PROSPECTIVE CONTRACT OWNERS

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

The Contract may generally be issued on insureds below the age of 81. Currently, the minimum basic insurance amount that can be applied for is $100,000. Prudential requires evidence of insurability, which may include a medical examination, before issuing any Contract. Non-smokers are offered the most favorable cost of insurance rates. A higher cost of insurance rate and/or an additional amount is charged if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK"

Generally, you may return the Contract for a refund within 10 days after you receive it. You can request a refund by mailing or delivering the Contract to the representative who sold it or to the Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made with no adjustment for investment experience.

TYPE OF DEATH BENEFIT

You may select either of two types of death benefit. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 19. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 18.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 18 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 20. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. But, as long as the Contract is not in default, the death benefit may not fall below the basic insurance amount stated in the Contract.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount and the deduction of any applicable surrender charges. In addition, we will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. See WITHDRAWALS, page 21.

CHANGING THE TYPE OF DEATH BENEFIT

You may change the type of death benefit on or after the first Contract anniversary and subject to Prudential's approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change.

If you are changing your Contract's type of death benefit from Type A (fixed) to Type B (variable), we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place. The basic insurance amount after the change may not be lower than the minimum basic insurance amount applicable to the Contract. If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place. This is illustrated in the following chart.


                               CHANGING THE DEATH BENEFIT FROM      CHANGING THE DEATH BENEFIT FROM
                                     TYPE A  .   TYPE B                   TYPE B   .   TYPE A
                                   (Fixed)      (Variable)             (Variable)       (Fixed)
-----------------------------------------------------------------------------------------------------
BASIC INSURANCE
  AMOUNT                          $ 300,000 - $250,000                  $ 250,000 - $ 300,000

CONTRACT FUND                     $  50,000 = $ 50,000                  $  50,000 = $  50,000

DEATH BENEFIT                      $300,000 = $300,000                  $ 300,000 = $ 300,000
-----------------------------------------------------------------------------------------------------

Changing your Contract's type of death benefit from Type A (fixed) to Type B (variable) during the first 10 Contract years may result in the assessment of surrender charges. In addition, we reserve the right to make an administrative processing charge of up to $25 for any change in basic insurance amount, although we do not currently do so. See CHARGES AND EXPENSES, page 15.

To request a change, fill out an application for change which can be obtained from your Prudential representative or a Home Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change.

PREMIUMS

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 19 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 20. There are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized, under the Internal Revenue Code, as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

The Contract has several types of "premiums" which are described below. Understanding them will help you understand how the Contract works.

   MINIMUM INITIAL PREMIUM -- the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid.

   GUIDELINE PREMIUMS -- the premiums that, if paid at the beginning of each Contract year, will keep the Contract inforce for the lifetime of the insured regardless of investment performance, assuming no loans or withdrawals.
   These guideline premiums will be higher for a Type B (variable) Contract than for a Type A (fixed) Contract. For a Contract with no riders or extra risk charges, these premiums will be level. If certain riders are included, the guideline premium may increase each year. Payment of guideline premiums at the beginning of each Contract year is one way to achieve the Lifetime Death Benefit Guarantee Values shown on the Contract data pages. See DEATH BENEFIT GUARANTEE, below. When you purchase a Contract, your Prudential representative can tell you the amount[s] of the guideline premium.

   TARGET PREMIUMS -- the premiums that, if paid at the beginning of each Contract year, will keep the Contract inforce during the Limited Death Benefit Guarantee period regardless of investment performance, assuming no loans or withdrawals. As is the case with the guideline premium, for a Contract with no riders or extra risk charges, these premiums will be level. If certain riders are included, the target premium may increase each year. Payment of target premiums at the beginning of each Contract year is one way to achieve the Limited Death Benefit Guarantee Values shown on the Contract data pages. At the end of the Limited Death Benefit Guarantee period, continuation of the Contract will depend on the Contract Fund having sufficient money to cover all charges or meeting the conditions of the Lifetime Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, below. When you purchase a Contract, your Prudential representative can tell you the amount[s] of the target premium.

   TARGET LEVEL PREMIUM -- the target premium at issue minus any premiums associated with riders or with aviation, avocation, occupational or temporary extra insurance charges. We use the target level premium in calculating the
   contingent deferred sales charges.   See CHARGES AND EXPENSES, page 15.

We can bill you for the amount you select annually, semi-annually, quarterly or monthly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain inforce if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the Death Benefit Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. You may also pay premiums automatically through pre-authorized monthly transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid.

When you apply for the Contract, you should discuss with your Prudential representative how frequently you would like to be billed (if at all) and for what amount.

DEATH BENEFIT GUARANTEE

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. However, the guarantee is contingent upon Contract debt not being equal to or greater than the Contract Fund less any applicable surrender charges. See CONTRACT LOANS, page 25. You should consider the importance of the Death Benefit Guarantee to you when deciding what amounts of premiums to pay into the Contract.

For purposes of determining this guarantee, we generally calculate, and show in the Contract data pages, two sets of amounts the Lifetime Death Benefit Guarantee Values and Limited Death Benefit Guarantee Values. These are not cash
                                                                        ---
values that you can realize by surrendering the Contract, nor are they payable death benefits. They are values used solely to determine if a Death Benefit Guarantee is in effect. The Lifetime Death Benefit Guarantee Values are shown for the lifetime of the Contract. The Limited Death Benefit Guarantee Values are lower, but only apply for the length of the Limited Death Benefit Guarantee period.

The length of the Limited Death Benefit Guarantee period is determined on a case by case basis depending on things like the insured's age, sex, smoker/non-smoker status, death benefit type and extra rating class, if any. The length of the Limited Death Benefit Guarantee period applicable to your particular Contract is shown on the Contract data pages. For certain insureds, generally those who are older and/or in a substandard risk classification, the Limited Death Benefit Guarantee period may be of short duration.

At the Contract date, and on each Monthly date, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

At each Monthly date within the Limited Death Benefit Guarantee period, we will compare your Accumulated Net Payments to the Limited Death Benefit Guarantee Value as of that date. At each Monthly date after the Limited Death Benefit Guarantee period, we will compare your Accumulated Net Payments to the Lifetime Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the applicable (Lifetime or Limited) Death Benefit Guarantee Value and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept inforce, regardless of the amount in the Contract Fund.

The Contract data pages show Lifetime Death Benefit Guarantee Values and Limited Death Benefit Guarantee Values as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

Guideline and target premiums are premium levels that, if paid at the start of each Contract year, correspond to the Lifetime and Limited Death Benefit Guarantee Values, respectively (assuming no withdrawals or loans). See PREMIUMS, page 11. They are one way of reaching the Death Benefit Guarantee Values; they are certainly not the only way.

Here is a table of typical guideline and target premiums along with corresponding Limited Death Benefit Guarantee periods. The examples assume the insured is a male, non-smoker, with no extra risk or substandard ratings, and no extra benefit riders added to the Contract.


                                                BASIC INSURANCE AMOUNT -- $250,000
                                                   Illustrative Annual Premiums
----------------------------------------------------------------------------------------------------------------
   AGE OF        TYPE OF                GUIDELINE PREMIUM                         TARGET PREMIUM
 INSURED AT       DEATH                  CORRESPONDING TO                       CORRESPONDING TO THE
    ISSUE        BENEFIT                THE LIFETIME DEATH                        LIMITED DEATH BENEFIT
                  CHOSEN                 BENEFIT  GUARANTEE                      GUARANTEE VALUES AND
                                             VALUES                                NUMBER OF YEARS OF
                                                                                       GUARANTEE
----------------------------------------------------------------------------------------------------------------

35               Type A (fixed)           $    3,532.50                        $  2,007.50 for 35 years
35               Type B (variable)        $   12,037.50                        $  2,007.50 for 33 years
45               Type A (fixed)           $    5,462.50                        $  2,977.50 for 25 years
45               Type B (variable)        $   17,147.50                        $  2,977.50 for 23 years
55               Type A (fixed)           $    8,897.50                        $  5,770.00 for 20 years
55               Type B (variable)        $   25,607.50                        $  5,770.00 for 18 years
----------------------------------------------------------------------------------------------------------------


The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Prudential representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

You should consider carefully the value of maintaining the guarantee. If you desire the death benefit guarantee for lifetime protection, you may prefer to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis. For example, if you pay only enough premium to meet the Limited Death Benefit Guarantee Values, a substantial amount may be
                                                   -----------
required to meet the Lifetime Death Benefit Guarantee Values in order to continue the guarantee at the end of the Limited Death Benefit Guarantee period. In addition, it is possible that the payment required to continue the guarantee after the Limited Death Benefit Guarantee period could cause the Contract to become a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

CONTRACT DATE

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the application date or the medical examination date. If the first premium is not paid with the application, the Contract date will be the date on which the first premium is paid and the

Contract is delivered. Under certain circumstances, we may allow the Contract to be backdated for the purpose of lowering the insured's issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt and will deduct any charges due on or before that date.

ALLOCATION OF PREMIUMS

On the Contract date, the charge for sales expenses and the premium based administrative charge are deducted from the initial premium. The remainder of the initial premium will be allocated on the Contract date among the subaccounts and/or the fixed-rate option according to your desired allocation, as specified in the application form, and the first monthly deductions are made. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested. See CHARGES AND EXPENSES, page 15.

The charge for sales expenses and the premium based administrative charge also apply to all subsequent premium payments. The remainder will be invested as of the end of the valuation period in which it is received at a Home Office in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Home Office or by telephoning a Home Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33 1/3% cannot. Of course, the total allocation to all selected investment options must equal 100%.

TRANSFERS

You may, up to 12 times each Contract year, transfer amounts from one subaccount to another subaccount or to the fixed-rate option without charge. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year. All or a portion of the amount credited to a subaccount may be transferred.

Transfers will take effect as of the end of the valuation period in which a proper transfer request is received at a Home Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one subaccount to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Home Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege.
Telephone transfers may not be available on Contracts that are assigned (see ASSIGNMENT, page 29), depending on the terms of the assignment.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Prudential cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the fixed-rate option will be permitted during each Contract year. The maximum amount which may be transferred out of the fixed-rate option each year is the greater of: (a) 25% of the amount in the fixed-rate option; and (b) $2,000. Prudential may change these limits in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the subaccounts and will be discouraged. If such a pattern were to be found, we may be required to modify the transfer procedures, including but not limited to, not accepting transfer requests of an agent under a power of attorney on behalf of more than one Contract owner.

DOLLAR COST AVERAGING

Under the Dollar Cost Averaging ("DCA") feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market Subaccount into other subaccounts available under the Contract, excluding the fixed-rate option. You may choose to have periodic transfers made monthly, quarterly, semi-annually or annually.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 12 free transfers permitted each Contract year; however, we reserve the right to change this practice.

AUTO-REBALANCING

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance subaccount assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages.

Auto-Rebalancing can be performed on a monthly, quarterly, semi-annual or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. The fixed-rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

CHARGES AND EXPENSES

This section provides a detailed description of each charge that is described briefly in the chart on page 3, and an explanation of the purpose of the charge.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Prudential is entitled to make under the Contract. The "current charge" is the lower amount that Prudential is now charging. However, if circumstances change, Prudential reserves the right to increase each current charge, up to but to no more than the maximum charge, without giving any advance notice.

DEDUCTIONS FROM PREMIUM PAYMENTS

(a) A charge of up to 7.5% is deducted from each premium as an administrative charge. This charge is currently equal to 3.75% of each premium, of which 1.25% of the premium is used to cover a 1990 increase in Prudential's federal income taxes measured by premiums.

(b) A charge of up to 4% is deducted from each premium payment for sales expenses. This charge, often called a sales load, is deducted to compensate us for the costs Prudential incurs in selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

   Currently, the charge is equal to 4% of premiums paid in each Contract year up to the amount of the target premium (see PREMIUMS, page 11) and 0% of premiums paid in excess of this amount.

   Consequently, paying more than this amount in any Contract year could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a target premium of $2,007.50 and the Contract owner would like to pay 10 target premiums. If the Contract owner paid $4,015 (two times the amount of the target premium in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the sales load charge would be $401.50. If the Contract owner paid $2,007.50 in each of the first 10 Contract years, the total sales load would be $803. For additional information, see INCREASES IN BASIC INSURANCE AMOUNT, page 21.

   Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of target premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the accumulated values shown under your Contract's Limited Death Benefit Guarantee Values. See DEATH BENEFIT GUARANTEE, page 12 In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

DEDUCTIONS FROM PORTFOLIOS

An investment advisory fee is deducted daily from each portfolio of the Funds at a rate, on an annualized basis, from 0.35% for the Stock Index Portfolio to 1.05% for the T. Rowe Price International Stock Portfolio. The expenses incurred in conducting the investment operations of the portfolios (such as custodian fees and preparation and distribution of annual reports) are paid out of the portfolio's income. These expenses also vary from portfolio to portfolio.

The total expenses of each portfolio for the year 1997 expressed as a percentage of the average assets during the year are shown below:

----------------------------------------------------------------------------------------------
                                          INVESTMENT         OTHER              TOTAL
             PORTFOLIO                   ADVISORY FEE       EXPENSES           EXPENSES
----------------------------------------------------------------------------------------------

SERIES FUND
  Money Market                               0.40%              0.03%              0.43%
  Diversified Bond                           0.40%              0.03%              0.43%
  Conservative Balanced                      0.55%              0.01%              0.56%
  Flexible Managed                           0.60%              0.02%              0.62%
  High Yield Bond                            0.55%              0.02%              0.57%
  Stock Index                                0.35%              0.02%              0.37%
  Equity Income                              0.40%              0.01%              0.41%
  Equity                                     0.45%              0.01%              0.46%
  Prudential Jennison                        0.60%              0.04%              0.64%
  Global                                     0.75%              0.10%              0.85%

AIM VARIABLE INSURANCE FUNDS, INC.
  AIM V.I. Value Fund (4)                    0.62%              0.08%              0.70%

AMERICAN CENTURY VARIABLE
 PORTFOLIOS, INC.                            1.00%              0.00%              1.00%
  VP Value Portfolio (1)

Janus Aspen Series                           0.65%              0.05%              0.70%
  Growth Portfolio (2)

MFS(R) VARIABLE INSURANCE TRUSTSM            0.75%              0.12%              0.87%
  Emerging Growth Series

T. ROWE PRICE INTERNATIONAL SERIES, INC.     1.05%              0.00%              1.05%
  International Stock Portfolio (3)
----------------------------------------------------------------------------------------------

(1) Fees are all-inclusive.

(2) The fees and expenses in the table above are based on gross expenses of the Portfolio before expense offset arrangements for the fiscal year ended December 31, 1997. The information for the Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Portfolio reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the Management Fee, Other Expenses and Total Operating Expenses for the Portfolio would have been 0.74%, 0.04% and 0.78%, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees.

(3) The investment management fee includes the ordinary expenses of operating the Fund.

(4) AIM may from time to time voluntarily waive or reduce its respective fees. Effective May 1, 1998, the Fund will reimburse AIM in an amount up to 0.25% of the average net asset value of the Fund for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services. Currently, the fee only applies to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1998.

THE EXPENSES RELATING TO THE FUNDS (OTHER THAN THOSE OF THE SERIES FUND) HAVE BEEN PROVIDED TO PRUDENTIAL BY THE FUNDS. PRUDENTIAL HAS NOT INDEPENDENTLY VERIFIED THEM.

DAILY DEDUCTION FROM THE CONTRACT FUND

Each day a charge is deducted from the assets of each of the subaccounts in an amount equivalent to an effective annual rate of up to 0.9%. Currently, we intend to charge 0.6%. This charge is intended to compensate Prudential for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Prudential estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Prudential estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed-rate option.

MONTHLY DEDUCTIONS FROM CONTRACT FUND

Prudential deducts the following monthly charges proportionately from the dollar amounts held in each of the subaccounts.

(a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records and communicating with Contract owners. Currently, the charge is equal to $10 per Contract plus $0.07 per $1,000 of basic insurance amount in the first Contract year and $5 per Contract plus $0.01 per $1,000 of basic insurance amount in all subsequent years. Prudential reserves the right, however to charge up to $10 per Contract plus $0.07 per $1,000 of basic insurance amount in the first Contract year and $10 per Contract plus $0.01 per $1,000 of basic insurance amount in all subsequent years.

    For example, a Contract with a basic insurance amount of $250,000 would currently have a charge equal to $10 plus $17.50 for a total of $27.50 per month for the first Contract year and $5 plus $2.50 for a total of $7.50 per month in all later years. The maximum charge for this same Contract would be $10 plus $17.50 for a total of $27.50 per month during the first Contract year. In later years, the maximum charge would be $10 plus $2.50 for a total of $12.50 per month.

(b) A cost of insurance ("COI") charge is deducted. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund -- significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Prudential to pay this larger death benefit.
    The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Tables and an insured's current attained age, sex, smoker/non-smoker status, and extra rating class, if any. For an increase in basic insurance amount, maximum COI rates are based upon 1980 CSO Tables, the age at the increase effective date and the number of years since then, sex, smoker/nonsmoker status, and
    extra rating class, if any.   See INCREASES IN BASIC INSURANCE AMOUNT, page
    21. At most ages, Prudential's current COI rates are lower than the maximum rates.

(C) A charge of $0.01 per $1,000 of basic insurance amount is made to compensate Prudential for the risk we assume by providing the Death Benefit Guarantee feature. See DEATH BENEFIT GUARANTEE, page 12.

(d) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted.

(e) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

SURRENDER CHARGES

(a) An additional sales load is charged if during the first 10 Contract years the Contract lapses, is surrendered or if the basic insurance amount is decreased. It is not deducted from the death benefit if the insured should die during this period. Upon lapse or surrender, for issue ages 76 or less, this contingent deferred charge will be 26% of the lesser of: (a) the target level premium for the Contract; and (b) the actual premiums paid. The rate used in the calculation of this contingent deferred charge will be 22% for issue ages 77-79, 16% for issue ages 80-83 and 13% for issue ages 84-85.
    The rate used in the calculation of this contingent deferred charge will remain level for six years. After six years, this charge will reduce monthly at a constant rate until it reaches zero at the end of the 10th year. If during the first 10 Contract years the basic insurance amount is decreased [including as a result of a withdrawal or a change in the type of death benefit from Type A (fixed) to Type B (variable)], we will deduct a proportionate amount of the charge from the Contract Fund. The proportion we use will be the amount by which the new basic insurance amount is less than the basic insurance amount at issue (but not greater than the amount of the decrease) divided by the basic insurance amount at issue.

(b) If during the first 10 Contract years the Contract lapses, is surrendered or if the basic insurance amount is decreased, an administrative charge is deducted to cover the cost of processing applications, conducting medical examinations, determining insurability and the insured's rating class, and establishing records. The charge is equal to the lesser of: (a) $5 per $1,000 of basic insurance amount; and (b) $500. This charge is level for
    six years.   After six years, this charge will be reduced monthly at a
    constant rate until it reaches zero at the end of the 10th year. If the basic insurance amount is decreased [including as a result of a withdrawal or a change in the type of death benefit from Type A (fixed) to Type B (variable)] during the first 10 Contract years, we will deduct a
    proportionate amount of the charge from the Contract Fund.   The proportion
    we use will be the amount by which the new basic insurance amount is less than the basic insurance amount at issue (but not greater than the amount of the decrease) divided by the basic insurance amount at issue.

TRANSACTION CHARGES

(a) An administrative processing charge, which is the lesser of: (a) $25 and;
    (b) 2% of the withdrawal amount, is made in connection with each withdrawal.

(b) No administrative processing charge is currently being made in connection with a change in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25 for any change in basic insurance amount.

(c) An administrative processing charge of up to $25 is made for each transfer exceeding 12 in any Contract year.

HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract's cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt. See CONTRACT LOANS, page 25. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the Fund portfolios in which the assets of the subaccount[s] have been invested; (2) interest credited on any amounts allocated to the fixed-rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under CHARGES AND EXPENSES, page 15. Upon request, Prudential will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T4 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying target premium amounts (see PREMIUMS, page 11), assuming hypothetical uniform investment results in the Fund portfolios. Two of the tables assume current charges will be made throughout the lifetime of the Contract and two tables assume maximum charges will be made. See ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 23.

HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY

As described earlier, there are two types of death benefit available under the
Contract: Type A, a generally fixed death benefit and Type B, a variable death benefit. A Type B (variable) death benefit varies with investment performance while a Type A (fixed) death benefit does not, unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. See CONTRACT LOANS, page 25. If the Contract is kept inforce for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Prudential will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. Thus, the death benefit under a Type A (fixed) Contract will always be the greater of: (1) the basic insurance amount; and (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was age 35.

                         TYPE A (FIXED) DEATH BENEFIT

                 IF                                               THEN
----------------------------------------------------------------------------------------------------

 THE INSURED IS    AND THE CONTRACT   THE ATTAINED AGE      THE CONTRACT FUND        AND THE DEATH
 AGE                    FUND IS           FACTOR IS         MULTIPLIED BY THE         BENEFIT IS
                                                         ATTAINED AGE FACTOR IS
----------------------------------------------------------------------------------------------------

       40               $ 25,000            3.64                   91,000            $250,000
       40               $ 75,000            3.64                  273,000            $273,000*
       40               $100,000            3.64                  364,000            $364,000*
----------------------------------------------------------------------------------------------------
       60               $ 75,000            1.96                  147,000            $250,000
       60               $125,000            1.96                  245,000            $250,000
       60               $150,000            1.96                  294,000            $294,000*
----------------------------------------------------------------------------------------------------
       80               $150,000            1.28                  192,000            $250,000
       80               $200,000            1.28                  256,000            $256,000*
       80               $225,000            1.28                  288,000            $288,000*
----------------------------------------------------------------------------------------------------

*  Note that the death benefit has been increased to comply with the Internal
   Revenue Code's definition of life insurance.
----------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $294,000, even though the original basic insurance amount was $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.96. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, it may in certain situations result in the loss of the death benefit guarantee.

HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY

Under a Type B (variable) Contract, while the Contract is inforce, the death benefit will never be less than the basic insurance amount, but will also vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be further increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. Thus, the death benefit will always be the greater of: (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies. For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was age 35.

                        TYPE B (VARIABLE) DEATH BENEFIT

                 IF                                              THEN
----------------------------------------------------------------------------------------------------

 THE INSURED IS    AND THE CONTRACT   THE ATTAINED AGE      THE CONTRACT FUND        AND THE DEATH
 AGE                    FUND IS           FACTOR IS         MULTIPLIED BY THE         BENEFIT IS
                                                         ATTAINED AGE FACTOR IS
----------------------------------------------------------------------------------------------------

       40               $ 25,000               3.64                   91,000            $275,000
       40               $ 75,000               3.64                  273,000            $325,000
       40               $100,000               3.64                  364,000            $364,000*
----------------------------------------------------------------------------------------------------

       60               $ 75,000               1.96                  147,000            $325,000
       60               $125,000               1.96                  245,000            $375,000
       60               $150,000               1.96                  294,000            $400,000
----------------------------------------------------------------------------------------------------

       80               $150,000               1.28                  192,000            $400,000
       80               $200,000               1.28                  256,000            $450,000
       80               $225,000               1.28                  288,000            $475,000
----------------------------------------------------------------------------------------------------

*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
----------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $364,000, even though the original basic insurance amount was $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.64. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, it may in certain situations result in the loss of the death benefit guarantee.

SURRENDER OF A CONTRACT

A Contract may be surrendered for its cash surrender value or for a fixed reduced paid-up insurance benefit while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets our needs, to a Home Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in the Home Office. Fixed reduced paid-up insurance provides paid-up insurance, the amount of which will be paid when the insured dies. There will be cash values and loan values. The loan interest rate for fixed reduced paid-up insurance is 5%. Upon surrender of the Contract, the amount of fixed reduced paid-up insurance depends upon the cash surrender value and the insured's issue age, sex, and the length of time since the Contract date. Surrender of a Contract may have tax consequences.
See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

WITHDRAWALS

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the cash surrender value after the withdrawal may not be zero or less than zero after deducting the withdrawal charges. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. For a Type B (variable) Contract, this will not change the basic insurance amount. However, under a Type A (fixed) Contract, the resulting reduction in death benefit usually requires a reduction in the basic insurance amount. If the basic insurance amount is decreased to an amount less than the basic insurance amount at issue, a surrender charge may be deducted. See CHARGES AND EXPENSES, page 15. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. It is important to note, however, that if the basic insurance amount is decreased at any time during the life of the Contract, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 26. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Prudential representative.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn and the withdrawal fee. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.

Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept inforce under the Death Benefit Guarantee, since withdrawals decrease the accumulated net payments. See DEATH BENEFIT GUARANTEE, page 12.

INCREASES IN BASIC INSURANCE AMOUNT

Subject to the underwriting requirements determined by Prudential, on or after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract. The following conditions must be met: (1) you must ask for the change in a form that meets our needs; (2) the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of the Contract; (3) you must prove to us that the insured is insurable for any increase; (4) the Contract must not be in default; (5) we must not be paying premiums into the Contract as a result of the insured's total disability; and
(6) if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25.

For sales load purposes, the target premiums are calculated separately for the initial basic insurance amount and each increase in basic insurance amount. Each target premium piece also includes the premium for extra insurance charges associated to that piece of coverage. When premiums are paid, each payment is allocated among the initial basic insurance amount and each increase in basic insurance amount according to the target premiums. Currently, the sales load charge for each piece is equal to 4% of the allocated premium paid in each Contract year up to the target premium and 0% of allocated premiums paid in excess of the target premium. See the definition of Contract year for an increase in DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 1.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a "free-look" right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. See SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK", page 10. Generally, the "free-look" right would have to be exercised no later than 10 days after receipt of the Contract as increased.

An increase in basic insurance amount may impact the status of the Contract as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 26. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Prudential representative.

DECREASES IN BASIC INSURANCE AMOUNT

As explained earlier, you may make a withdrawal (see WITHDRAWALS, page 21). On or after the first Contract anniversary, you also have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under Contract Limitations in the data pages of your Contract. In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of your Contract. If the basic insurance amount is decreased to an amount less than the basic insurance amount at issue, a surrender charge may be deducted. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 15. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables, and the effective date of the decrease.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. A decrease will not take effect if the insured is not living on the effective date.

It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a
Modified Endowment Contract.   See TAX TREATMENT OF CONTRACT BENEFITS, page 26.
Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Prudential representative.

WHEN PROCEEDS ARE PAID

Prudential will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Home Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Home Office. However, Prudential may delay payment of proceeds from the subaccount[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed-rate option, Prudential expects to pay the cash surrender value promptly upon request. However, Prudential has the right to delay payment of such cash surrender value for up to six months. Prudential will pay interest of at least 3% a year if it delays such a payment for more than 10 days.

LIVING NEEDS BENEFIT

You may elect to add the LIVING NEEDS BENEFITSM to your Contract at issue. There is no charge for adding the benefit to the Contract. However, an administrative charge (not to exceed $150) will be made at the time the LIVING NEEDS BENEFIT is paid.

The LIVING NEEDS BENEFIT allows you to elect to receive an accelerated payment of all or part of the Contract's death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will generally be greater than the Contract's cash surrender value. The following options are available.

Terminal Illness Option. This option is available if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Prudential will provide an accelerated payment of the portion of the death benefit selected by you as a LIVING NEEDS BENEFIT. The benefit will be paid to you in a single sum.

Organ Transplant Option. This option is available if the insured is diagnosed as having a life expectancy of six months or less unless the insured receives a vital organ transplant. When satisfactory evidence is provided, Prudential will provide an accelerated payment of the portion of the death benefit selected by you as a LIVING NEEDS BENEFIT. The benefit will be paid to you in a single sum.

All or part of the Contract's death benefit may be accelerated under the LIVING NEEDS BENEFIT. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Prudential reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Prudential can furnish details about the amount of LIVING NEEDS BENEFIT that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the LIVING NEEDS BENEFIT to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Health Insurance Portability and Accountability Act of 1996 excludes from income the LIVING NEEDS BENEFIT if the insured is terminally ill or chronically ill as defined in the tax law (although the exclusion in the latter case may be limited). You should consult a qualified tax adviser before electing to receive this benefit. Receipt of a LIVING NEEDS BENEFIT payment may also affect your eligibility for certain government benefits or entitlements.

ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND
ACCUMULATED PREMIUMS

The following four tables show how the death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, each of which is described below. All four tables assume that a Contract with a basic insurance amount of $250,000 has been bought by a 35 year old male, non-smoker, with no extra risks or substandard ratings, and no extra benefit riders added to the Contract. It is assumed that the target premium amount (see PREMIUMS, page 11) is paid on each Contract anniversary and that no loans are taken. The first table (page T1) assumes that a Type A (fixed) Contract has been purchased and the second table (page T2) assumes that a Type B (variable) Contract has been purchased. Both assume that the current charges will continue for the indefinite future. The third and fourth tables (pages T3 and T4) are based upon the same assumptions except that it is assumed that the maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 15.

Another assumption is that the Contract Fund has been invested in equal amounts in each of the 15 portfolios of the Funds and no portion of the Contract Fund has been allocated to the fixed-rate option. Finally, there are four assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return, that is, that the average value of the Contract Fund will uniformly be adversely affected by very unfavorable investment performance. The other three assumptions are that investment performance will be at a uniform gross annual rate of 4%, 8% and 12%. These, of course, are unrealistic assumptions since actual returns will fluctuate from year to year. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column in the following tables shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested in a savings account paying 4% compounded interest. Of course, if that were done, there would be no life insurance protection. The next four columns show the death benefit payable in each of the years shown for the four different assumed investment returns. Note that a gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of income and capital appreciation of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 15 portfolios of 0.68%, and the daily deduction from the Contract Fund of 0.6% per year for the tables based on current charges and 0.9% per year for the tables based on maximum charges. Thus, assuming current charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.24%, 2.76%, 6.76% and 10.76%, respectively. Assuming maximum charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.54%, 2.46%, 6.46% and 10.46%, respectively. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.

Note that under the Type B (variable) Contract the death benefit changes to reflect investment returns. While under the Type A (fixed) Contract the death benefit increases only if the Contract Fund becomes large enough that an increase in the death benefit is necessary. The death benefit is increased so that the Contract will satisfy the Internal Revenue Code's definition of life insurance. See TYPE OF DEATH BENEFIT, page 10.

Following these illustrations are two pages (pages T5 and T6) showing internal rates of return (commonly referred to as IRRs) associated with the cash values and death benefits shown on the preceding four pages. IRRs are often employed by insurance companies to provide some indication of the rate of return that may be thought of as earned upon your "investment" in the Contract (the aggregate premiums paid) if the Contract were surrendered or if the insured was to die. The IRR on the death benefit is equivalent to an interest rate (without considering taxes) at which an amount equal to the premiums illustrated on the preceding pages could have been invested to arrive at the death benefit of the Contract. The IRR on the cash surrender value is equivalent to an interest rate (without considering taxes) at which an amount equal to the illustrated premiums could have been invested to arrive at the cash surrender value of the Contract. The IRRs on page T5 are based on the Contract values shown on pages T1 and T2. The IRRs on page T6 are based on the Contract values shown on pages T3 and T4.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 35 year old man, may be useful for a 35 year old man but would be inaccurate if made for insureds of other ages or sex. Your Prudential representative can provide you with a hypothetical illustration for your own age, sex, and rating class. You can obtain an illustration using premium amounts and payment patterns that you wish to follow. You may use assumed gross returns different than those shown in the tables, although currently they may not be higher than 12%.

                            VARIABLE UNIVERSAL LIFE
                         TYPE A (FIXED) DEATH BENEFIT
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING CURRENT CONTRACTUAL CHARGES

                                                 Death Benefit (1)
                       -----------------------------------------------------------
                                   Assuming Hypothetical Gross (and Net)
           Premiums                     Annual Investment Return of
End of   Accumulated   -----------------------------------------------------------
Policy at 4% Interest     0% Gross       4% Gross       8% Gross      12% Gross
 Year     Per Year      (-1.24% Net)   ( 2.76% Net)   ( 6.76% Net)   (10.76% Net)
------ --------------  -------------- -------------- -------------- --------------
   1     $     2,088   $   250,000    $   250,000    $   250,000    $   250,000
   2     $     4,259   $   250,000    $   250,000    $   250,000    $   250,000
   3     $     6,517   $   250,000    $   250,000    $   250,000    $   250,000
   4     $     8,866   $   250,000    $   250,000    $   250,000    $   250,000
   5     $    11,308   $   250,000    $   250,000    $   250,000    $   250,000
   6     $    13,848   $   250,000    $   250,000    $   250,000    $   250,000
   7     $    16,490   $   250,000    $   250,000    $   250,000    $   250,000
   8     $    19,237   $   250,000    $   250,000    $   250,000    $   250,000
   9     $    22,095   $   250,000    $   250,000    $   250,000    $   250,000
  10     $    25,066   $   250,000    $   250,000    $   250,000    $   250,000
  15     $    41,805   $   250,000    $   250,000    $   250,000    $   250,000
  20     $    62,171   $   250,000    $   250,000    $   250,000    $   250,000
  25     $    86,948   $   250,000    $   250,000    $   250,000    $   322,959
  30     $   117,094   $   250,000    $   250,000    $   250,000    $   479,220
  35     $   153,771   $   250,000    $   250,000    $   267,837    $   707,721
  40     $   198,394   $   250,000    $   250,000    $   334,107    $ 1,031,251
  45     $   252,685   $         0(2) $   250,000    $   417,984    $ 1,516,215
  50     $   318,738   $         0    $         0(2) $   522,262    $ 2,236,837
  55     $   399,102   $         0    $         0    $   649,272    $ 3,295,188
  60     $   496,877   $         0    $         0    $   801,213    $ 4,831,881
  65     $   615,835   $         0    $         0    $   995,275    $ 7,148,494

                     Cash Surrender Value (1)
  -----------------------------------------------------------
             Assuming Hypothetical Gross (and Net)
                   Annual Investment Return of
  -----------------------------------------------------------
      0% Gross       4% Gross       8% Gross      12% Gross
    (-1.24% Net)   ( 2.76% Net)   ( 6.76% Net)   (10.76% Net)
  -------------- -------------- -------------- --------------
  $       103    $       161    $       220    $       279
  $     1,448    $     1,618    $     1,792    $     1,972
  $     2,772    $     3,109    $     3,465    $     3,841
  $     4,071    $     4,634    $     5,244    $     5,904
  $     5,345    $     6,191    $     7,133    $     8,180
  $     6,592    $     7,781    $     9,140    $    10,692
  $     8,065    $     9,656    $    11,525    $    13,716
  $     9,505    $    11,560    $    14,038    $    17,025
  $    10,910    $    13,488    $    16,684    $    20,643
  $    12,276    $    15,439    $    19,470    $    24,604
  $    17,145    $    24,162    $    34,467    $    49,628
  $    21,325    $    33,788    $    54,997    $    91,317
  $    24,307    $    43,984    $    82,976    $   160,676
  $    24,104    $    52,883    $   120,060    $   272,284
  $    19,426    $    59,258    $   170,597    $   450,778
  $     5,138    $    58,475    $   236,955    $   731,384
  $         0(2) $    42,531    $   321,526    $ 1,166,319
  $         0    $         0(2) $   428,083    $ 1,833,473
  $         0    $         0    $   559,717    $ 2,840,679
  $         0    $         0    $   721,814    $ 4,353,046
  $         0    $         0    $   947,881    $ 6,808,090

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0%, the Contract would go into default in year
     42.
     Based on a gross return of 4%, the Contract would go into default in year
     50.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T1

                            VARIABLE UNIVERSAL LIFE
                        TYPE B (VARIABLE) DEATH BENEFIT
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING CURRENT CONTRACTUAL CHARGES


                                                 Death Benefit (1)
                       -----------------------------------------------------------
                                   Assuming Hypothetical Gross (and Net)
           Premiums                     Annual Investment Return of
End of   Accumulated   -----------------------------------------------------------
Policy at 4% Interest     0% Gross       4% Gross       8% Gross      12% Gross
 Year     Per Year      (-1.24% Net)   ( 2.76% Net)   ( 6.76% Net)   (10.76% Net)
------ --------------  -------------- -------------- -------------- --------------
   1     $     2,088   $   251,122    $   251,181    $   251,240    $   251,299
   2     $     4,259   $   252,464    $   252,633    $   252,807    $   252,986
   3     $     6,517   $   253,782    $   254,118    $   254,473    $   254,847
   4     $     8,866   $   255,074    $   255,634    $   256,241    $   256,898
   5     $    11,308   $   256,337    $   257,178    $   258,115    $   259,156
   6     $    13,848   $   257,572    $   258,753    $   260,103    $   261,644
   7     $    16,490   $   258,775    $   260,354    $   262,208    $   264,381
   8     $    19,237   $   259,943    $   261,978    $   264,434    $   267,392
   9     $    22,095   $   261,071    $   263,622    $   266,785    $   270,701
  10     $    25,066   $   262,159    $   265,284    $   269,266    $   274,336
  15     $    41,805   $   266,849    $   273,717    $   283,796    $   298,614
  20     $    62,171   $   270,772    $   282,832    $   303,326    $   338,383
  25     $    86,948   $   273,353    $   292,094    $   329,150    $   403,329
  30     $   117,094   $   272,404    $   298,996    $   360,887    $   507,117
  35     $   153,771   $   266,653    $   301,583    $   399,088    $   673,789
  40     $   198,394   $   251,285    $   293,633    $   440,136    $   969,784
  45     $   252,685   $         0(2) $   266,416    $   477,239    $ 1,426,734
  50     $   318,738   $         0    $         0(2) $   498,085    $ 2,105,652
  55     $   399,102   $         0    $         0    $   477,128    $ 3,102,704
  60     $   496,877   $         0    $         0    $   372,844    $ 4,550,365
  65     $   615,835   $         0    $         0    $         0(2) $ 6,732,708

                     Cash Surrender Value (1)
  -----------------------------------------------------------
             Assuming Hypothetical Gross (and Net)
                   Annual Investment Return of
  -----------------------------------------------------------
      0% Gross       4% Gross       8% Gross      12% Gross
    (-1.24% Net)   ( 2.76% Net)   ( 6.76% Net)   (10.76% Net)
  -------------- -------------- -------------- --------------
  $       100    $       159    $       218    $       277
  $     1,442    $     1,611    $     1,785    $     1,964
  $     2,760    $     3,096    $     3,451    $     3,825
  $     4,052    $     4,612    $     5,219    $     5,876
  $     5,315    $     6,156    $     7,093    $     8,134
  $     6,550    $     7,731    $     9,081    $    10,622
  $     8,008    $     9,587    $    11,441    $    13,615
  $     9,432    $    11,467    $    13,923    $    16,881
  $    10,816    $    13,367    $    16,530    $    20,445
  $    12,159    $    15,284    $    19,266    $    24,336
  $    16,849    $    23,717    $    33,796    $    48,614
  $    20,772    $    32,832    $    53,326    $    88,383
  $    23,353    $    42,094    $    79,150    $   153,329
  $    22,404    $    48,996    $   110,887    $   257,117
  $    16,653    $    51,583    $   149,088    $   423,789
  $     1,285    $    43,633    $   190,136    $   687,790
  $         0(2) $    16,416    $   227,239    $ 1,097,488
  $         0    $         0(2) $   248,085    $ 1,725,944
  $         0    $         0    $   227,128    $ 2,674,745
  $         0    $         0    $   122,844    $ 4,099,428
  $         0    $         0    $         0(2) $ 6,412,103

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0%, the Contract would go into default in year
     41.
     Based on a gross return of 4%, the Contract would go into default in year
     47.
     Based on a gross return of 8%, the Contract would go into default in year
     64.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T2

                            VARIABLE UNIVERSAL LIFE
                         TYPE A (FIXED) DEATH BENEFIT
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING MAXIMUM CONTRACTUAL CHARGES

                                                 Death Benefit (1)
                       -----------------------------------------------------------
                                   Assuming Hypothetical Gross (and Net)
           Premiums                     Annual Investment Return of
End of   Accumulated   -----------------------------------------------------------
Policy at 4% Interest     0% Gross       4% Gross       8% Gross      12% Gross
 Year     Per Year      (-1.54% Net)   ( 2.46% Net)   ( 6.46% Net)   (10.46% Net)
------ --------------  -------------- -------------- -------------- --------------
   1     $     2,088   $   250,000    $   250,000    $   250,000    $   250,000
   2     $     4,259   $   250,000    $   250,000    $   250,000    $   250,000
   3     $     6,517   $   250,000    $   250,000    $   250,000    $   250,000
   4     $     8,866   $   250,000    $   250,000    $   250,000    $   250,000
   5     $    11,308   $   250,000    $   250,000    $   250,000    $   250,000
   6     $    13,848   $   250,000    $   250,000    $   250,000    $   250,000
   7     $    16,490   $   250,000    $   250,000    $   250,000    $   250,000
   8     $    19,237   $   250,000    $   250,000    $   250,000    $   250,000
   9     $    22,095   $   250,000    $   250,000    $   250,000    $   250,000
  10     $    25,066   $   250,000    $   250,000    $   250,000    $   250,000
  15     $    41,805   $   250,000    $   250,000    $   250,000    $   250,000
  20     $    62,171   $   250,000    $   250,000    $   250,000    $   250,000
  25     $    86,948   $   250,000    $   250,000    $   250,000    $   250,000
  30     $   117,094   $   250,000    $   250,000    $   250,000    $   298,484
  35     $   153,771   $   250,000    $   250,000    $   250,000    $   417,880
  40     $   198,394   $         0(2) $         0(2) $   250,000    $   570,258
  45     $   252,685   $         0    $         0    $         0(2) $   775,012
  50     $   318,738   $         0    $         0    $         0    $ 1,047,096
  55     $   399,102   $         0    $         0    $         0    $ 1,403,925
  60     $   496,877   $         0    $         0    $         0    $ 1,883,587
  65     $   615,835   $         0    $         0    $         0    $ 2,430,417

                     Cash Surrender Value (1)
  -----------------------------------------------------------
             Assuming Hypothetical Gross (and Net)
                   Annual Investment Return of
  -----------------------------------------------------------
      0% Gross       4% Gross       8% Gross      12% Gross
    (-1.54% Net)   ( 2.46% Net)   ( 6.46% Net)   (10.46% Net)
  -------------- -------------- -------------- --------------
  $         0    $         0    $        53    $       108
  $     1,056    $     1,207    $     1,364    $     1,525
  $     2,122    $     2,418    $     2,731    $     3,062
  $     3,142    $     3,628    $     4,156    $     4,730
  $     4,115    $     4,836    $     5,642    $     6,540
  $     5,034    $     6,035    $     7,184    $     8,501
  $     6,153    $     7,478    $     9,041    $    10,882
  $     7,216    $     8,907    $    10,959    $    13,445
  $     8,218    $    10,317    $    12,938    $    16,204
  $     9,156    $    11,704    $    14,978    $    19,177
  $    11,439    $    16,788    $    24,779    $    36,707
  $    11,106    $    20,001    $    35,702    $    63,368
  $     6,305    $    19,042    $    46,429    $   104,464
  $         0    $     9,780    $    54,305    $   169,593
  $         0    $         0    $    53,166    $   266,166
  $         0(2) $         0(2) $    28,298    $   404,438
  $         0    $         0    $         0(2) $   596,163
  $         0    $         0    $         0    $   858,275
  $         0    $         0    $         0    $ 1,210,280
  $         0    $         0    $         0    $ 1,696,925
  $         0    $         0    $         0    $ 2,314,683

(1)  Assumes no Contract loan has been made.

     (2) Based on a gross return of 0% the cash surrender value would go to zero in year 1 and in year 29 and later, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 35 years. The Contract would go into default at the beginning of year 36. Based on a gross return of 4% the cash surrender value would go to zero in year 1 and in year 33 and later, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 35 years. The Contract would go into default at the beginning of year 36. Based on a gross return of 8%, the Contract would go into default in year 43.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T3

                            VARIABLE UNIVERSAL LIFE
                        TYPE B (VARIABLE) DEATH BENEFIT
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING MAXIMUM CONTRACTUAL CHARGES

                                                 Death Benefit (1)
                       -----------------------------------------------------------
                                   Assuming Hypothetical Gross (and Net)
           Premiums                     Annual Investment Return of
End of   Accumulated   -----------------------------------------------------------
Policy at 4% Interest     0% Gross       4% Gross       8% Gross      12% Gross
 Year     Per Year      (-1.54% Net)   ( 2.46% Net)   ( 6.46% Net)   (10.46% Net)
------ --------------  -------------- -------------- -------------- --------------
   1     $     2,088   $   250,965    $   251,019    $   251,073    $   251,127
   2     $     4,259   $   252,071    $   252,222    $   252,378    $   252,539
   3     $     6,517   $   253,131    $   253,425    $   253,737    $   254,066
   4     $     8,866   $   254,142    $   254,625    $   255,150    $   255,720
   5     $    11,308   $   255,103    $   255,818    $   256,618    $   257,509
   6     $    13,848   $   256,007    $   256,999    $   258,137    $   259,441
   7     $    16,490   $   256,853    $   258,162    $   259,708    $   261,527
   8     $    19,237   $   257,638    $   259,307    $   261,331    $   263,782
   9     $    22,095   $   258,360    $   260,426    $   263,005    $   266,218
  10     $    25,066   $   259,014    $   261,516    $   264,728    $   268,848
  15     $    41,805   $   261,084    $   266,246    $   273,949    $   285,440
  20     $    62,171   $   260,405    $   268,744    $   283,444    $   309,317
  25     $    86,948   $   255,176    $   266,514    $   290,886    $   342,505
  30     $   117,094   $   250,000    $   255,524    $   291,782    $   386,929
  35     $   153,771   $         0(2) $         0(2) $   277,178    $   442,655
  40     $   198,394   $         0    $         0    $         0(2) $   505,686
  45     $   252,685   $         0    $         0    $         0    $   561,998
  50     $   318,738   $         0    $         0    $         0    $   585,569
  55     $   399,102   $         0    $         0    $         0    $   521,201
  60     $   496,877   $         0    $         0    $         0    $   285,625
  61     $         0   $         0    $         0    $         0    $         0(2)


                    Cash Surrender Value (1)
 -----------------------------------------------------------
            Assuming Hypothetical Gross (and Net)
                  Annual Investment Return of
 -----------------------------------------------------------
     0% Gross       4% Gross       8% Gross      12% Gross
   (-1.54% Net)   ( 2.46% Net)   ( 6.46% Net)   (10.46% Net)
 -------------- -------------- -------------- --------------
 $         0    $         0    $        51    $       105
 $     1,049    $     1,200    $     1,356    $     1,517
 $     2,109    $     2,403    $     2,715    $     3,045
 $     3,120    $     3,603    $     4,128    $     4,698
 $     4,081    $     4,796    $     5,596    $     6,487
 $     4,985    $     5,977    $     7,115    $     8,419
 $     6,086    $     7,396    $     8,941    $    10,761
 $     7,127    $     8,796    $    10,820    $    13,271
 $     8,105    $    10,171    $    12,750    $    15,962
 $     9,014    $    11,516    $    14,728    $    18,848
 $    11,084    $    16,246    $    23,949    $    35,440
 $    10,405    $    18,744    $    33,444    $    59,317
 $     5,176    $    16,514    $    40,886    $    92,505
 $         0    $     5,524    $    41,782    $   136,929
 $         0(2) $         0(2) $    27,178    $   192,655
 $         0    $         0    $         0(2) $   255,686
 $         0    $         0    $         0    $   311,998
 $         0    $         0    $         0    $   335,569
 $         0    $         0    $         0    $   271,201
 $         0    $         0    $         0    $    35,625
 $         0    $         0    $         0    $         0(2)

(1)  Assumes no Contract loan has been made.

     (2) Based on a gross return of 0% the cash surrender value would go to zero in year 1 and in year 28 and later, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 33 years. The Contract would go into default at the beginning of year 34. Based on a gross return of 4% the cash surrender value would go to zero in year 1 and in year 32 and later, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 33 years. The Contract would go into default at the beginning of year 34. Based on a gross return of 8%, the Contract would go into default in year 39. Based on a gross return of 12%, the Contract would go into default in year 61.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T4

                            VARIABLE UNIVERSAL LIFE
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING CURRENT CONTRACTUAL CHARGES

FIXED INSURANCE AMOUNT

                        Internal Rates of Return on Death (1)                      Internal Rates of Return on Surrender (1)
                 ------------------------------------------------------     ------------------------------------------------------
                        Assuming Hypothetical Gross (and Net)                      Assuming Hypothetical Gross (and Net)
                              Annual Investment Return of                              Annual Investment Return of
End of           ------------------------------------------------------     ------------------------------------------------------
Policy             0% Gross      4% Gross      8% Gross     12% Gross         0% Gross      4% Gross      8% Gross     12% Gross
 Year            (-1.24% Net)  ( 2.76% Net)  ( 6.76% Net)  (10.76% Net)     (-1.24% Net)  ( 2.76% Net)  ( 6.76% Net)  (10.76% Net)
------           ------------  ------------  ------------  ------------     ------------  ------------  ------------  ------------
   5                  135.66%       135.66%       135.66%       135.66%          -20.31%       -15.70%       -11.18%        -6.75%
  10                   44.34%        44.34%        44.34%        44.34%           -9.18%        -4.84%        -0.56%         3.67%
  15                   23.96%        23.96%        23.96%        23.96%           -7.44%        -2.81%         1.67%         6.02%
  20                   15.44%        15.44%        15.44%        15.44%           -6.51%        -1.67%         2.91%         7.31%
  25                   10.88%        10.88%        10.88%        12.46%           -6.17%        -1.03%         3.67%         8.09%
  30                    8.09%         8.09%         8.09%        11.38%           -6.83%        -0.85%         4.14%         8.53%
  35                    6.24%         6.24%         6.54%        10.70%           -9.06%        -0.97%         4.49%         8.80%
  40                    4.93%         4.93%         6.06%        10.19%          -28.09%        -1.62%         4.72%         8.96%
  45                         (2)      3.96%         5.73%         9.86%                 (2)     -3.72%         4.84%         9.04%
  50                                       (2)      5.50%         9.62%                               (2)      4.91%         9.08%
  55                                                5.33%         9.44%                                        4.93%         9.07%
  60                                                5.17%         9.28%                                        4.92%         9.05%
  65                                                5.07%         9.17%                                        4.97%         9.07%


(1)  Assumes no Contract loan has been made.
(2) Based on a gross return of 0% the Contract would go into default in policy year 42.
     Based on a gross return of 4% the Contract would go into default in policy year 50.

VARIABLE INSURANCE AMOUNT


                        Internal Rates of Return on Death (1)                      Internal Rates of Return on Surrender (1)
                 ------------------------------------------------------     ------------------------------------------------------
                        Assuming Hypothetical Gross (and Net)                      Assuming Hypothetical Gross (and Net)
                              Annual Investment Return of                              Annual Investment Return of
End of           ------------------------------------------------------     ------------------------------------------------------
Policy             0% Gross      4% Gross      8% Gross     12% Gross         0% Gross      4% Gross      8% Gross     12% Gross
 Year            (-1.24% Net)  ( 2.76% Net)  ( 6.76% Net)  (10.76% Net)     (-1.24% Net)  ( 2.76% Net)  ( 6.76% Net)  (10.76% Net)
------           ------------  ------------  ------------  ------------     ------------  ------------  ------------  ------------
   5                  137.03%       137.21%       137.41%       137.63%          -20.49%       -15.87%       -11.36%        -6.93%
  10                   45.20%        45.41%        45.68%        46.02%           -9.37%        -5.03%        -0.75%         3.47%
  15                   24.66%        24.94%        25.33%        25.88%           -7.68%        -3.05%         1.43%         5.78%
  20                   16.06%        16.40%        16.95%        17.80%           -6.81%        -1.96%         2.63%         7.03%
  25                   11.43%        11.84%        12.57%        13.81%           -6.56%        -1.38%         3.34%         7.79%
  30                    8.54%         9.01%         9.97%        11.67%           -7.49%        -1.37%         3.69%         8.24%
  35                    6.52%         7.07%         8.28%        10.49%          -10.56%        -1.79%         3.85%         8.54%
  40                    4.95%         5.56%         7.10%         9.97%          -60.97%        -3.28%         3.83%         8.74%
  45                         (2)      4.19%         6.18%         9.67%                 (2)    -10.84%         3.62%         8.85%
  50                                       (2)      5.36%         9.46%                               (2)      3.20%         8.91%
  55                                                4.49%         9.29%                                        2.36%         8.93%
  60                                                3.26%         9.15%                                        0.06%         8.92%
  65                                                     (2)      9.05%                                             (2)      8.95%


(1)  Assumes no Contract loan has been made.
(2) Based on a gross return of 0% the Contract would go into default in policy year 41.
     Based on a gross return of 4% the Contract would go into default in policy year 47.
     Based on a gross return of 8% the Contract would go into default in policy year 64.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T5

                            VARIABLE UNIVERSAL LIFE
                            MALE NON-SMOKER AGE 35
                       $ 250,000 BASIC INSURANCE AMOUNT
                       $ 2,007.50 ANNUAL PREMIUM PAYMENT
                       USING MAXIMUM CONTRACTUAL CHARGES


FIXED INSURANCE AMOUNT

                        Internal Rates of Return on Death (1)                      Internal Rates of Return on Surrender (1)
                 ------------------------------------------------------     ------------------------------------------------------
                        Assuming Hypothetical Gross (and Net)                      Assuming Hypothetical Gross (and Net)
                              Annual Investment Return of                              Annual Investment Return of
End of           ------------------------------------------------------     ------------------------------------------------------
Policy             0% Gross      4% Gross      8% Gross     12% Gross         0% Gross      4% Gross      8% Gross     12% Gross
 Year            (-1.54% Net)  ( 2.46% Net)  ( 6.46% Net)  (10.46% Net)     (-1.54% Net)  ( 2.46% Net)  ( 6.46% Net)  (10.46% Net)
------           ------------  ------------  ------------  ------------     ------------  ------------  ------------  ------------
   5                  135.66%       135.66%       135.66%       135.66%          -28.35%       -23.42%       -18.62%       -13.95%
  10                   44.34%        44.34%        44.34%        44.34%          -14.96%       -10.10%        -5.40%        -0.83%
  15                   23.96%        23.96%        23.96%        23.96%          -13.45%        -7.73%        -2.48%         2.44%
  20                   15.44%        15.44%        15.44%        15.44%          -14.78%        -7.24%        -1.13%         4.17%
  25                   10.88%        10.88%        10.88%        10.88%          -24.13%        -8.62%        -0.60%         5.26%
  30                                  8.09%         8.09%         9.00%                        -16.98%        -0.68%         6.04%
  35                                                6.24%         8.48%                                       -1.61%         6.52%
  40                         (2)           (2)      4.93%         8.06%                 (2)           (2)     -6.13%         6.78%
  45                                                     (2)      7.75%                                             (2)      6.91%
  50                                                              7.52%                                                      6.95%
  55                                                              7.32%                                                      6.94%
  60                                                              7.17%                                                      6.93%
  65                                                              6.97%                                                      6.87%

(1)  Assumes no Contract loan has been made.
(2) Based on a gross return of 0% the Contract would go into default in policy year 36.
     Based on a gross return of 4% the Contract would go into default in policy year 36.
     Based on a gross return of 8% the Contract would go into default in policy year 43.


VARIABLE INSURANCE AMOUNT


                        Internal Rates of Return on Death (1)                      Internal Rates of Return on Surrender (1)
                 ------------------------------------------------------     ------------------------------------------------------
                        Assuming Hypothetical Gross (and Net)                      Assuming Hypothetical Gross (and Net)
                              Annual Investment Return of                              Annual Investment Return of
End of           ------------------------------------------------------     ------------------------------------------------------
Policy             0% Gross      4% Gross      8% Gross     12% Gross         0% Gross      4% Gross      8% Gross     12% Gross
 Year            (-1.54% Net)  ( 2.46% Net)  ( 6.46% Net)  (10.46% Net)     (-1.54% Net)  ( 2.46% Net)  ( 6.46% Net)  (10.46% Net)
------           ------------  ------------  ------------  ------------     ------------  ------------  ------------  ------------
   5                  136.77%       136.92%       137.09%       137.28%          -28.61%       -23.67%       -18.88%       -14.21%
  10                   44.98%        45.15%        45.37%        45.65%          -15.27%       -10.42%        -5.72%        -1.15%
  15                   24.43%        24.64%        24.95%        25.39%          -13.95%        -8.20%        -2.92%         2.01%
  20                   15.76%        16.00%        16.42%        17.10%          -15.73%        -7.99%        -1.77%         3.58%
  25                   11.01%        11.27%        11.82%        12.82%          -27.94%       -10.17%        -1.62%         4.43%
  30                                  8.20%         8.89%        10.32%                        -26.65%        -2.48%         4.88%
  35                         (2)           (2)      6.70%         8.73%                 (2)           (2)     -6.19%         5.06%
  40                                                     (2)      7.61%                                             (2)      5.02%
  45                                                              6.71%                                                      4.74%
  50                                                              5.84%                                                      4.16%
  55                                                              4.74%                                                      2.89%
  60                                                              2.56%                                                     -5.12%
  65                                                                 (2)                                                        (2)

(1)  Assumes no Contract loan has been made.
(2) Based on a gross return of 0% the Contract would go into default in policy year 34.
     Based on a gross return of 4% the Contract would go into default in policy year 34.
     Based on a gross return of 8% the Contract would go into default in policy year 39.
     Based on a gross return of 12% the Contract would go into default in policy year 61.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T6

CONTRACT LOANS

You may borrow from Prudential an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of (1) 90% of the portion of the cash value attributable to the variable investment options, and
(2) the balance of the cash value. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is $200.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan if the Contract has not been surrendered for fixed reduced paid-up insurance. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.5% .

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. See LAPSE AND REINSTATEMENT, page 28. If the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges and you fail to keep the Contract inforce, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

When a loan is made, an amount equal to the loan proceeds will be transferred out of the Account and/or the fixed-rate option, as applicable. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each subaccount and the fixed-rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 1/2%.

A loan will not affect the Death Benefit Guarantee as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

Any Contract debt will directly reduce a Contract's cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Generally, representatives will receive a commission of no more than: (1) 50% of the premiums received in the first year on premiums up to the target premium (see PREMIUMS, page 11); (2) 5% of premiums received in years two through 10 on premiums up to the target premium; and (3) 3% on premiums received in the first 10 years in excess of the target premium or received after 10 years. If the basic insurance amount is increased, representatives will generally receive a commission of no more than: (1) 25% of the premiums received up to the target premium for the increase received in the first year; (2) 5% of the premiums received up to the target premium for years two through 10; and (3) 3% on other premiums received for the increase. Moreover, trail commissions of up to 0.025% of the Contract Fund as of the end of each calendar quarter may be paid. Representatives with less than 4 years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

TAX TREATMENT OF CONTRACT BENEFITS

Prudential urges each prospective purchaser to consult a qualified tax adviser. The following discussion is not intended as tax advice, and it is not a complete statement of what the effect of federal income taxes will be under all circumstances. Rather, it provides information about how Prudential believes the tax laws apply in the most commonly occurring circumstances. There is no guarantee, however, that the current federal income tax laws and regulations or interpretations will not change.

TREATMENT AS LIFE INSURANCE. The Contract will be treated as "life insurance," as long as it satisfies certain definitional tests set forth in Sections 7702 of the Internal Revenue Code (the "Code") and as long as the underlying investments for the Contract satisfy diversification requirements under Section 817(h) of the Code. (For further detail on diversification requirements, see the corresponding sections on Dividends, Distributions, and Taxes in the attached prospectuses for the Funds.)

Prudential believes that it has taken adequate steps to cause the Contract to be treated as life insurance for tax purposes. This means that: (1) except as noted below, the Contract owner should not be taxed on any part of the Contract Fund, including additions attributable to interest, dividends or appreciation until amounts are distributed under the Contract; and (2) the death benefit should be excludible from the gross income of the beneficiary under Section 101(a) of the Code.

However, Section 7702 of the Code which defines life insurance for tax purposes gives the Secretary of the Treasury authority to prescribe regulations to carry out the purposes of the Section. In this regard, proposed regulations governing mortality charges were issued in 1991 and proposed regulations relating to the definition of life insurance were issued in 1992. None of these proposed regulations has yet been finalized. Additional regulations under Section 7702 may also be promulgated in the future. Moreover, in connection with the issuance of temporary regulations under Section 817(h), the Treasury Department announced that such regulations do not provide guidance concerning the extent to which Contract owners may direct their investments to particular divisions of a separate account. Such guidance will be included in regulations or rulings under Section 817(d) relating to the definition of a variable contract.

Prudential intends to comply with final regulations or rulings issued under Sections 7702 and 817. Therefore, it reserves the right to make such changes as it deems necessary to assure that the Contract continues to qualify as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made only after advance written notice to affected Contract owners.

PRE-DEATH DISTRIBUTIONS. The taxation of pre-death distributions depends on whether the Contract is classified as a Modified Endowment Contract. The following discussion first deals with distributions under Contracts not so classified, and then with Modified Endowment Contracts.

  1. A surrender or lapse of the Contract may have tax consequences. Upon surrender, the owner will not be taxed on the cash surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior withdrawals. The amount of any unpaid Contract debt will, upon surrender or lapse, be added to the cash surrender value and treated, for this purpose, as if it had been received. The tax consequences of a surrender may differ if the proceeds are received under any income payment settlement option.

    A withdrawal generally is not taxable unless it exceeds total gross premiums paid to the date of withdrawal less the untaxed portion of any prior withdrawals. However, under certain limited circumstances, in the first 15 Contract years all or a portion of a withdrawal may be taxable if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid to date.

    Extra premiums for optional benefits and riders generally do not count in computing gross premiums paid, which in turn determines the extent to which a withdrawal might be taxed.

    Loans received under the Contract will ordinarily be treated as indebtedness of the owner and will not be considered to be distributions subject to tax. However, there is some risk the Internal Revenue Service might assert that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Prudential would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

  2. Some of the above rules are changed if the Contract is classified as a Modified Endowment Contract under Section 7702A of the Code. It is possible for this Contract to be classified as a Modified Endowment Contract under at least two circumstances: premiums in excess of the 7-pay premiums allowed under Section 7702A are paid or a decrease in the basic insurance amount is made (or a rider removed). Moreover, the addition of a rider or the increase in the basic insurance amount after the Contract date may have an impact on the Contract's status as a Modified Endowment Contract. Contract owners contemplating any of these steps, particularly a withdrawal that would reduce the basic insurance amount, should first consult a qualified tax adviser and their Prudential representative.

    If the Contract is classified as a Modified Endowment Contract, then pre-death distributions, including loans, assignment and pledges are includible in income to the extent that the Contract Fund prior to surrender charges exceeds the gross premiums paid for the Contract increased by the amount of any loans previously includible in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. These rules may also apply to pre-death distributions, including loans, made during the two year period prior to the Contract becoming a Modified Endowment Contract.

    In addition, pre-death distributions from such Contracts (including full surrenders) will be subject to a penalty of 10% of the amount includible in income unless the amount is distributed on or after age 59 1/2, on account of the taxpayer's disability or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by nonnatural persons such as corporations.

    Under certain circumstances, multiple Modified Endowment Contracts issued during any calendar year will be treated as a single contract for purposes of applying the above rules.

WITHHOLDING

If the Contract owner fails to elect that no taxes be withheld, or in certain other circumstances, the taxable portion of any amounts received under the Contract will be subject to withholding to meet federal income tax obligations. Prudential will provide the Contract owner with forms and instructions concerning the right to elect that no taxes be withheld from the taxable portion of any payment. All recipients may be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are insufficient.

Contract owners who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Special withholding rules apply to payments to non-resident aliens.

OTHER TAX CONSIDERATIONS. Transfer of the Contract to a new owner or assignment of the Contract may have gift, estate and/or income tax consequences depending on the circumstances. In the case of a transfer of the Contract for a valuable consideration, the death benefit may be subject to federal income taxes under
Section 101(a)(2) of the Code. In addition, a transfer of the Contract to or the designation of a beneficiary who is either 37 1/2 years younger than the Contract owner or a grandchild of the Contract owner may have Generation Skipping Transfer tax consequences under Section 2601 of the Code.

In certain circumstances, deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied under Sections 163 of the Code as personal interest or under Section 264 of the Code. Contract owners should consult a tax adviser regarding the application of these provisions to their circumstances.

Business-owned life insurance is subject to additional rules. Section 264(a)(1) of the Code generally precludes business Contract owners from deducting premium payments. Interest on Contract debt on a business-owned insurance contract is generally not tax-deductible. An exemption permits the deduction of interest on policy loans on contracts for up to 20 key persons. The interest deduction for Contract debt on such loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per insured key person. The Code also imposes an indirect tax upon additions to the Contract Fund or the receipt of death benefits under business-owned life insurance Contracts under certain circumstances by way of the corporate alternative minimum tax.

The individual situation of each Contract owner or beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if the owner or insured dies.

LAPSE AND REINSTATEMENT

Prudential will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains inforce under the Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, page 12. If the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Prudential will send you a notice of default setting forth the payment which we estimate will keep the Contract inforce for three months from the date of default. This payment must be received at a Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses and ends without value with an outstanding Contract loan may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

A Contract that ended in default may be reinstated within 5 years after the date of default if the following conditions are met: (1) renewed evidence of insurability is provided on the insured; (2) submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and (3) any Contract debt with interest to date must be restored (if the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement) or paid back. The reinstatement date will be the Monthly date that coincides with or next follows the date we approve your request. We will deduct all the required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS-

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits under Contracts issued on males and females of the same age will generally differ. Employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

OTHER GENERAL CONTRACT PROVISIONS

ASSIGNMENT. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Prudential's consent. Prudential assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we received a copy at a Home Office.

BENEFICIARY. The Contract owner designates and names the beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the insured die with no surviving beneficiary, the insured's estate will become the beneficiary.

INCONTESTABILITY. After the Contract has been inforce during the lifetime of the insured for two years from the Contract date or, with respect to any change in the Contract that requires Prudential's approval and could increase its liability, after the change has been in effect during the insured's lifetime for two years from the effective date of the change, assuming enough premium has been paid to cover the required charges, Prudential will not contest its liability under the Contract in accordance with its terms.

MISSTATEMENT OF AGE OR SEX. If the insured's stated age or sex or both are incorrect in the Contract, Prudential will adjust each benefit and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

SETTLEMENT OPTIONS. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Prudential representative authorized to sell this Contract can explain these options upon request.

SUICIDE EXCLUSION. Generally, if the insured dies by suicide within two years from the Contract date, the Contract will end and Prudential will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

RIDERS

Contract owners may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date.

One rider pays certain premiums into the Contract if the insured is totally disabled within the meaning of the provision. Others pay an additional amount if the insured dies within a stated number of years after issue; similar benefits may be available if the insured's spouse or child should die. The amounts of these benefits are fully guaranteed at issue; they do not depend on the performance of the Account, although they will no longer be available if the Contract should lapse. Certain restrictions may apply; they are clearly described in the applicable rider.

Any Prudential representative authorized to sell the Contract can explain these extra benefits further. Samples of the provisions are available from Prudential upon written request.

PARTICIPATION IN DIVISIBLE SURPLUS

The Contract is eligible to be credited part of Prudential's divisible surplus attributable to the Contracts, as determined by Prudential's Board of Directors. That determination is made, with respect to the insurance Contracts issued by Prudential, every year. However, Prudential does not expect to credit any dividends upon these Contracts because favorable investment performance will be reflected in Contract values and because Prudential intends, if experience indicates that current charges will be greater than needed to cover expenses, to reduce those charges further so that there will be no source of distributable surplus attributable to these Contracts.

VOTING RIGHTS

As described earlier, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolios of the Funds. Prudential is the legal owner of those shares and as such has the right to vote on any matter voted on at shareholders meetings of the Funds. However, Prudential will, as required by law, vote the shares of the Funds in accordance with voting instructions received from Contract owners at any regular and special shareholders meetings. A Fund may not hold annual shareholders meetings when not required to do so under the laws of the state of its incorporation or the Investment Company Act of 1940. Fund shares for which no timely instructions from Contract owners are received, and any shares attributable to general account investments of Prudential, will be voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Prudential to vote shares of the Funds in its own right, it may elect to do so.

Generally, a Contract owner may give voting instructions on matters that would result in changes in fundamental policies and any matter requiring a vote of the shareholders of the Funds. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment contract, Contract owners participating in such portfolios will vote separately by portfolio on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

The number of Fund shares for which instructions may be given by a Contract owner is determined by dividing the portion of the value of the Contract derived from participation in a subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which each Contract owner may give Prudential instructions will be determined as of the record date chosen by the Board of Directors of the applicable Fund. Prudential will furnish Contract owners with proper forms and proxies to enable them to give these instructions. Prudential reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

Prudential may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of a Fund's portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Prudential itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of a Fund's portfolios, provided that Prudential reasonably disapproves such changes in accordance with applicable federal regulations. If Prudential does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

SUBSTITUTION OF FUND SHARES

Although Prudential believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Prudential may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of such substitution.

REPORTS TO CONTRACT OWNERS

Once each year, Prudential will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values and transactions made and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

STATE REGULATION

Prudential is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Prudential is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Prudential is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

EXPERTS

The financial statements included in this prospectus for the years ended December 31, 1997 and December 31, 1996 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports appearing herein. Prudential is relying on PricewaterhouseCoopers' reports, which are given on their authority as accounting and auditing experts. The financial statements included in this prospectus for the second quarter ended June 30, 1998, are unaudited and PricewaterhouseCoopers LLP, is not expressing an opinion on these financial statements. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

The financial statements included in this prospectus for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as
stated in their reports appearing herein.   Prudential is relying on Deloitte &
Touche LLP's reports, which are given on their authority as accounting and auditing experts. Deloitte & Touche LLP's principal business address is Two Hilton Court, Parsippany, New Jersey 07054-0319.

On March 12, 1996, Deloitte & Touche LLP was replaced as the independent accountants of Prudential. There have been no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of the accountant, would have caused them to make reference to the matter in their reports.

Actuarial matters included in this prospectus have been examined by Ching-Meei Chang, MAAA, FSA, Actuarial Director of Prudential whose opinion is filed as an exhibit to the registration statement.

LITIGATION

On October 28, 1996, Prudential entered into a Stipulation of Settlement in a multidistrict proceeding involving allegations of various claims relating to Prudential's life insurance sales practices. (In re Prudential Insurance
                                               --------------------------
Company of America Sales Practices Litigation, D.N.J., MDL No. 1061, Master
---------------------------------------------
Docket No. 95-4704 (AMW)). On March 7, 1997, the United States District Court for the District of New Jersey approved the Stipulation of Settlement as fair, reasonable and adequate, and later issued a Final Order and Judgement in the consolidated class actions before the court, 962 F. Supp. 450 (March 17, 1997, as amended April 14, 1997). The Court's Final Order and Judgement approving the class Settlement was appealed to the United States Court of Appeals for the Third Circuit, which upheld the district court's approval of the Stipulation of Settlement on July 23, 1998. As of now no further appeal has been taken.

Pursuant to the Settlement, Prudential agreed to provide and has begun to implement an Alternative Dispute Resolution ("ADR") process for class members who believe they were misled concerning the sale or performance of their life insurance Contracts. Management now has information which allows for computation of a reasonable estimate of losses associated with ADR claims.
Based on this information, management estimated the cost of remedying policyholder claims in the ADR process before taxes to be approximately $2.05 billion. While management believes these to be reasonable estimates based on information currently available, the ultimate amount of the total cost of remedied policyholder claims is dependent on complex and varying factors, including actual claims by eligible policyholders, the relief options chosen and the dollar value of those options. There are also additional elements of the ADR process which cannot be fully evaluated at this time (e.g., claims which may be successfully appealed) which could increase this estimate.

In addition, a number of actions have been filed against Prudential by policyholders who have excluded themselves from the Settlement; Prudential anticipates that additional suits may be filed by other policyholders.

Also, on July 9, 1996, a Multi-State Life Insurance Task Force comprised of insurance regulators from 29 states and the District of Columbia, released a report on Prudential's activities. As of February 24, 1997, Prudential had entered into consent orders or agreements with all 50 states and the District of Columbia to implement a remediation plan, whose terms closely parallel the Settlement approved in the MDL proceeding, and agreed to a series of payments allocated to all 50 states and the District of Columbia amounting to a total of approximately $65 million. These agreements are now being implemented through Prudential's implementation of the class Settlement.

Litigation is subject to many uncertainties, and given the complexity and scope of these suits, their outcome cannot be predicted. It is also not possible to predict the likely results of any regulatory inquiries or their effect on litigation which might be initiated in response to widespread media coverage of these matters.

Accordingly, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation and regulatory inquiries. It is possible that the results of operations or the cash flow of Prudential, in particular quarterly or annual periods, could be materially affected by an ultimate unfavorable outcome of certain pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters referred to above should not have a material adverse effect on Prudential's financial position, after consideration of applicable reserves.

YEAR 2000 COMPLIANCE

The services provided to the Contract owners by Prudential and Prusec depend on the smooth functioning of their respective computer systems. The year 2000, however, holds the potential for a significant disruption in the operation of these systems. Many computer programs cannot distinguish the year 2000 from the year 1900 because of the way in which dates are encoded. Left uncorrected, the year "00" could cause systems to perform date comparisons and calculations incorrectly that in turn could compromise the integrity of business records and lead to serious interruption of business processes.

Prudential, Prusec's ultimate corporate parent, identified this issue as a critical priority in 1995 and has established quality assurance procedures including a certification process to monitor and evaluate enterprise-wide conversion and upgrading of systems for "Year 2000" compliance. Prudential has also initiated an analysis of potential exposure that could result from the failure of major service providers such as suppliers, custodians and brokers, to achieve Year 2000 compliance. Prudential expects to complete its adaptation, testing and certification of software for Year 2000 compliance by December 31, 1998. During 1999, Prudential plans to conduct additional internal testing, to participate in securities industry-wide test efforts and to complete major service provider analysis and contingency planning.

The expenses of Prudential's Year 2000 compliance are allocated across its various businesses, including those businesses not engaged in providing services to Contract owners. Accordingly, while the expense is substantial in the aggregate, it is not expected to have a material impact on Prudential's abilities to meet its contractual commitments to Contract owners.

Prudential believes that it is well positioned to achieve the necessary modifications and mitigate Year 2000 risks. However, if such efforts are not completed on a timely basis, the Year 2000 issue could have a material adverse impact on Prudential's operations, those of its subsidiary and affiliate companies and/or the Account. Moreover, there can be no assurance that the measures taken by Prudential's external service providers will be sufficient to avoid any material adverse impact on Prudential's operations or those of its subsidiary and affiliate companies.

ADDITIONAL INFORMATION

Prudential has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Further information may also be obtained from Prudential. The address and telephone number are set forth on the inside front cover of this prospectus.

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the consolidated financial statements of Prudential and subsidiaries, which should be considered only as bearing upon the ability of Prudential to meet its obligations under the Contracts.

The financial statements of Prudential that we show in this prospectus are those
as of the end of the most recent fiscal year.   Prudential does not currently
prepare financial statements in accordance with generally accepted accounting principals more often than annually and believes that any incremental benefit to prospective Contract owners that may result from the inclusion of interim financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, Prudential represents that there have been no adverse changes in the financial condition or operations of Prudential between the end of the most current fiscal year and the date of this prospectus.

                     DIRECTORS AND OFFICERS OF PRUDENTIAL

                            DIRECTORS OF PRUDENTIAL

FRANKLIN E. AGNEW -- Director since 1994 (current term expires April, 2000). Member, Committee on Dividends; Member, Finance Committee; Member Corporate Governance Committee. Business consultant since 1987. Senior Vice President, H.J. Heinz from 1971 to 1986. Mr. Agnew is also a director of Bausch & Lomb, Inc. John Wiley & Sons, Inc. and Erie Plastics Corporation. Age 63. Address: 600 Grant Street, Suite 660, Pittsburgh, PA 15219.

FREDERICK K. BECKER -- Director since 1994 (current term expires April, 1999). Member, Auditing Committee, Member, Committee on Business Ethics; Member, Corporate Governance Committee. President, Wilentz Goldman and Spitzer, P.A. (law firm) since 1989, with firm since 1960. Age 62. Address: 90 Woodbridge Center Drive, Woodbridge, NJ 07095.

GILBERT F. CASELLAS -- Director since 1998 (current term expires April, 2002). Partner, McConnell Valdes, LLP since 1998. Chairman, U.S. Equal Employment Opportunity Commission from 1994 to 1998. General Counsel, Department of Air Force from 1993 to 1994. Mr. Casellas is also a director of the American Arbitration Association and the Puerto Rican Legal Defense & Education Fund. Age 46. Address: 1717 Pennsylvania Avenue, NW, Suite 625, Washington, DC 20006.

JAMES G. CULLEN -- Director since 1994 (current term expires April, 2001). Member, Compensation Committee; Member, Committee on Business Ethics. President & Chief Executive Officer, Telecom Group, Bell Atlantic Corporation, since 1997. Vice Chairman, Bell Atlantic Corporation from 1995 to 1997. President, Bell Atlantic Corporation from 1993 to 1995. Mr. Cullen is also a director of Bell Atlantic Corporation and Johnson & Johnson. Age 55. Address: 1310 North Court House Road, 11th Floor, Alexandria, VA 22201.

CAROLYNE K. DAVIS -- Director since 1989 (current term expires April, 2001). Member, Finance Committee; Member Committee on Business Ethics; Member, Compensation Committee. Independent Health Care Advisor. National and International Health Care Advisor, Ernst & Young, LLP from 1985 to 1997. Dr. Davis is also a director of Beckman Instruments, Inc., Merck & Co., Inc., Science Applications International Corporation, Minimed Incorporated, and Beverley Enterprises. Age 65. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

ROGER A. ENRICO -- Director since 1994 (current term expires April, 2002). Member, Committees on Nominations & Corporate Governance; Member, Compensation Committee. Chairman and Chief Executive Officer, PepsiCo, Inc. since 1996. Originally with PepsiCo, Inc. since 1971. Mr. Enrico is also a director of A.M. Belo Corporation and Dayton Hudson Corporation. Age 53. Address: 700 Anderson Hill Road, Purchase, NY 10577.

ALLAN D. GILMOUR -- Director since 1995 (current term expires April, 1999). Member, Finance Committee; Member, Committee on Dividends. Retired since 1995. Vice Chairman, Ford Motor Company, from 1993 to 1995. Mr. Gilmour originally joined Ford in 1960. Mr. Gilmour is also a director of A.P. Automotive Systems, Inc., Whirlpool Corporation, USWest, Inc., The Dow Chemical Company and DTE Energy Company. Age 63. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

WILLIAM H. GRAY, III -- Director since 1991 (current term expires April, 2000). Member, Executive Committee; Member, Finance Committee; Chairman, Committees on Nominations & Corporate Governance. President and Chief Executive Officer, The College Fund/UNCF since 1991. Mr. Gray served in Congress from 1979 to 1991. Mr. Gray is also a director of Chase Manhattan Corporation, Municipal Bond Investors Assurance Corporation, Rockwell International Corporation, Union Pacific Corporation, Warner-Lambert Company, Westinghouse Electric Corporation, and Electronic Data Systems. Age 56. Address: 8260 Willow Oaks Corp. Drive, Fairfax, VA 22031-4511.

JON F. HANSON -- Director since 1991 (current term expires April, 2003). Member, Finance Committee; Member, Committee on Dividends. Chairman, Hampshire Management Company since 1976. Mr. Hanson is also a director of United Water Resources, Orange & Rockland Utilities, Inc., Consolidated Delivery and Logistics, and Fleet Trust and Investments Services Company, N.A. Age 61.
Address: 235 Moore Street, Suite 200, Hackensack, NJ 07601.

GLEN H. HINER, JR. -- Director since 1997. (current term expires April, 2001). Member, Compensation Committee. Chairman and Chief Executive Officer, Owens Corning since 1991. Senior Vice President and Group Executive, Plastics Group, General Electric Company from 1983 to 1991. Mr. Hiner is also a director of Dana Corporation. Age 64. Address: One Owens Corning Parkway, Toledo, OH 43659.

CONSTANCE J. HORNER -- Director since 1994 (current term expires April, 2002). Member, Auditing Committee; Member, Committees on Nominations & Corporate Governance. Guest Scholar, The Brookings Institution since 1993. Ms. Horner is also a director of Foster Wheeler Corporation, Ingersoll-Rand Company, and Pfizer, Inc. Age 55. Address: 1775 Massachusetts Ave., N.W. Washington, D.C. 20036-2188.

GAYNOR N. KELLEY -- Director since 1997 (current term expires April, 2001). Member, Auditing Committee. Retired since 1996. Former Chairman and Chief Executive Officer, The Perkins Elmer Corporation from 1990 to 1996. Mr. Kelley is also a director of Hercules Incorporated, and Alliant Techsystems. Age 66.
Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102-3777.

BURTON G. MALKIEL -- Director since 1978 (current term expires April, 2002). Chairman, Finance Committee; Member, Executive Committee; Member, Committee on Dividends. Professor of Economics, Princeton University, since 1988. Dr. Malkiel is also a director of Banco Bilbao Vizcaya, Baker Fentress & Company, The Jeffrey Company, The Southern New England Telecommunications Company, and Vanguard Group, Inc. Age 65. Address: Princeton University, 110 Fisher Hall, Prospect Avenue, Princeton, NJ 08544-1021.

ARTHUR F. RYAN -- Chairman of the Board, President and Chief Executive Officer of Prudential since 1994. President and Chief Operating Officer, Chase Manhattan Corp. from 1990 to 1994, with Chase since 1972. Age 55. Address: 751 Broad Street, Newark, NJ 07102.

IDA F.S. SCHMERTZ -- Director since 1997 (current term expires April, 2004). Member, Finance Committee. Principal, Investment Strategies International since 1994. Age 63. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

CHARLES R. SITTER -- Director since 1995 (current term expires April, 1999). Member, Finance Committee; Member, Committee on Dividends. Retired since 1996. President, Exxon Corporation from 1993 to 1996. Mr. Sitter began his career with Exxon in 1957. Age 67. Address: 5959 Las Colinas Boulevard, Irving, TX 75039-2298.

DONALD L. STAHELI -- Director since 1995 (current term expires April, 1999). Member, Compensation Committee; Member, Auditing Committee. Retired since 1997. Chairman and Chief Executive Officer, Continental Grain Company from 1994 to 1997. President and Chief Executive Officer, Continental Grain Company from 1988 to 1994. Mr. Staheli is also director of Bankers Trust Company, Bankers Trust New York Corporation, and Fresenius AG-Conti Financial Corporation. Age 66.
Address: 39 Locust Street, Suite 204, New Canaan, CT 06840.

RICHARD M. THOMSON -- Director since 1976 (current term expires April, 2000). Chairman, Executive Committee; Chairman, Compensation Committee; Member, Committee on Nominations & Corporate Governance. Chairman of the Board, The Toronto-Dominion Bank since 1997. Chairman and Chief Executive Officer from 1978 to 1997. Mr. Thomson is also a director of CGC, Inc., INCO, Limited, S.C. Johnson & Son, Inc., The Thomson Corporation, and Canadian Occidental Petroleum, Ltd. Age 64. Address: P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2, Canada.

JAMES A. UNRUH -- Director since 1996 (current term expires April, 2000). Member, Compensation Committee. Retired since 1997. Chairman and Chief Executive Officer, Unisys Corporation, from 1990 to

1997. Mr. Unruh is also a director of Ameritech Corporation. Age 55. Address:
Two Bala Plaza, Suite 300, Bala Cynwyd, PA 19004.

P. ROY VAGELOS, M.D. -- Director since 1989 (current term expires April, 2001). Chairman, Auditing Committee; Member, Executive Committee; Member, Committees on Nominations & Corporate Governance. Chairman, Regeneron Pharmaceuticals since 1995. Chairman and Chief Executive Officer, Merck & Co., Inc. from 1986 to 1994. Dr. Vagelos is also a director of The Estee Lauder Companies, Inc., PepsiCo., Inc., and Regeneron Pharmaceuticals, Inc. Age 68. Address: One Crossroads Drive, Building A, 3rd Floor, Bedminster, NJ 07921.

STANLEY C. VAN NESS -- Director since 1990 (current term expires April, 2002). Chairman, Committee on Business Ethics; Member, Executive Committee; Member, Auditing Committee. Counselor at Law, Picco Herbert Kennedy (law firm) from 1990. Mr. Van Ness is also a director of Jersey Central Power & Light Company. Age 63. Address: 22 Chambers Street, Princeton, NJ 08542.

PAUL A. VOLCKER -- Director since 1988 (current term expires April, 2000). Chairman, Committee on Dividends; Member, Executive Committee; Member, Committee on Nominations & Corporate Governance. Consultant since 1996. Chairman, James D. Wolfensohn, Inc. from 1988 to 1996. Chief Executive Officer, James D. Wolfensohn, Inc. from 1995 to 1996. Mr. Volcker is also a public member of the Board of Governors of the American Stock Exchange, a member of the Board of Overseers of TIAA-CREF, and a director of Nestle, S.A., UAL Corporation, and Bankers Trust New York Corporation. Age 70, Address: 610 Fifth Avenue, Suite 420, New York, NY 10020.

JOSEPH H. WILLIAMS -- Director since 1994 (current term expires April, 2002). Member, Committee on Dividends; Member, Auditing Committee. Director, The Williams Companies since 1971. Chairman & Chief Executive Officer, The Williams Companies from 1979 to 1993. Mr. Williams is also a director of Flint Industries, The Orvis Company, and MTC Investors, LLC. Age 64. Address: One Williams Center, Tulsa, OK 74172.

                       PRINCIPAL OFFICERS OF PRUDENTIAL

ARTHUR F. RYAN -- Chairman, President and Chief Executive Officer since 1994; prior to 1994, President and Chief Operating Officer, Chase Manhattan Corporation, New York, NY. Age 55.

E. MICHAEL CAULFIELD -- Chief Executive Officer, Prudential Investments since 1996; Chief Executive Officer, Money Management Group from 1995 to 1996; prior to 1995, President, Prudential Preferred Financial Services. Age 51.

MICHELE S. DARLING -- Executive Vice President Human Resources since 1997; prior to 1997, Executive Vice President, Canadian Imperial Bank of Commerce, Toronto, Canada. Age 44.

ROBERT C. GOLDEN -- Executive Vice President Corporate Operations and Systems since 1997; prior to 1997, Executive Vice President, Prudential Securities, New York, NY. Age 51.

MARK B. GRIER -- Executive Vice President, Financial Management since 1997; Chief Financial Officer from 1995 to 1997; prior to 1995, Executive Vice President, Chase Manhattan Corporation, New York, NY. Age 44.

RODGER A. LAWSON -- Executive Vice President, Marketing and Planning since 1996; President and CEO, Van Eck Global, New York, NY, from 1994 to 1996; prior to 1994, President and CEO, Global Private Banking, Bankers Trust Company, New York, NY. Age 50.

JOHN V. SCICUTELLA -- Chief Executive Officer, Individual Insurance Group since 1997; Executive Vice President Operations and Systems from 1995 to 1997; prior to 1995, Executive Vice President, Chase Manhattan Corporation. Age 48.

JOHN R. STRANGFELD -- Chief Executive Officer, Private Asset Management Group
(PAMG) since 1998; President, PAMG, from 1996 to 1998; prior to 1996, Senior Managing Director. Age 44.

R. BROCK ARMSTRONG -- Senior Vice President, Individual Insurance Development since 1997; prior to 1997, Executive Vice President, London Life Insurance Company, London, Canada. Age 50.

JAMES J. AVERY, JR. -- Senior Vice President & Chief Actuary since 1997; President Prudential Select from 1995 to 1997; prior to 1995, Chief Financial Officer, Prudential Select. Age 46.

MARTIN A. BERKOWITZ -- Senior Vice President and Comptroller since 1995; prior to 1995, Senior Vice President and CFO, Prudential Investment Corporation. Age 48.

WILLIAM M. BETHKE -- Chief Investment Officer since 1997; prior to 1997, Senior Vice President. Age 50.

RICHARD J. CARBONE -- Senior Vice President and Chief Financial Officer since 1997. Controller, Salomon Brothers, New York, NY, from 1995 to 1997; prior to 1995, Controller, Bankers Trust, New York, NY. Age 50.

LEO J. CORBETT -- Senior Vice President, Individual Insurance Marketing since 1997; prior to 1997, Managing Director, Lehman Brothers, New York, NY. Age 49.

THOMAS W. CRAWFORD -- President and Chief Executive Officer, Prudential Property and Casualty Company since 1996; prior to 1996, President and Chief Executive Officer, Southern Heritage Insurance Company, Tucker, GA. Age 55.

MARK R. FETTING -- President, Prudential Retirement Services since 1996; prior to 1996, President, Prudential Defined Contribution Services. Age 43.

WILLIAM D. FRIEL -- Senior Vice President and Chief Information Officer since 1993. Age 59.

JONATHAN M. GREENE -- President, Investment Management, Prudential Investments since 1996; prior to 1996, Vice President, T. Rowe Price, Baltimore, MD. Age 54.

JEAN D. HAMILTON -- President, Diversified Group since 1995; prior to 1995, President, Prudential Capital Group. Age 51.

RONALD P. JOELSON -- Senior Vice President, Guaranteed Products since 1997; President, Prudential Investments Guaranteed Products from 1996 to 1998; prior to 1996, Managing Director, Enterprise Planning Unit. Age 40.

IRA J. KLEINMAN -- Executive Vice President, International Insurance Group, since 1997; prior to 1997, Senior Vice President. Age 51.

NEIL A. MCGUINNESS -- Senior Vice President, Marketing, Prudential Investments, since 1996; prior to 1996, Managing Director, Putnam Investments, Boston, MA. Age 51.

PRISCILLA A. MYERS -- Senior Vice President, Audit, Compliance and Investigation since 1995. Vice President and Auditor from 1989 to 1995. Age 48.

RICHARD O. PAINTER -- President, Prudential Insurance & Financial Services since 1995; prior to 1995, Senior Vice President, New York Life, New York, NY. Age 50.

I. EDWARD PRICE -- Senior Vice President and Actuary since 1995; prior to 1995, Chief Executive Officer, Prudential International Insurance. Age 55.

KIYOFUMI SAKAGUCHI -- President, International Insurance Group since 1995; prior to 1995, Chairman and CEO, The Prudential Life Insurance Co., Ltd., Japan. Age 55.

BRIAN M. STORMS -- President, Mutual Funds and Annuities, Prudential Investments since 1996; prior to 1996, Managing Director, Fidelity Investments, Boston. Age 43.

ROBERT J. SULLIVAN -- Senior Vice President, Sales, Prudential Investments since 1997; prior to 1997, Managing Director, Fidelity Investments, Boston. Age 59.

SUSAN J. BLOUNT -- Vice President and Secretary since 1995; prior to 1995, Assistant General Counsel. Age 40.

C. EDWARD CHAPLIN -- Vice President and Treasurer since 1995; prior to 1995, Managing Director and Assistant Treasurer. Age 41.

Prudential officers are elected annually.

VARIABLE UNIVERSAL LIFE
INSURANCE


[LOGO] PRUDENTIAL


The Prudential Insurance Company of America
751 Broad Street, Newark, NJ 07102-3777
Telephone 800 437-4016


PVUL-1 Ed. 11/98 CAT# ____________

                                    PART II


                               OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS



Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.



                    REPRESENTATION WITH RESPECT TO CHARGES



The Prudential Insurance Company of America represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential.



                  UNDERTAKING WITH RESPECT TO INDEMNIFICATION



The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.



New Jersey, being the state of organization of Prudential Insurance Company of America ("Prudential"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Prudential's By-law 27, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit (6)(b) of this registration statement.



Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT



This Registration Statement comprises the following papers and documents:
-------------------------------------------------------------------------

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 49 pages.

The undertaking to file reports.

The representation with respect to charges.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:



  None.



The following exhibits:
-----------------------



  1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:



     A.  (1)  (a) Resolution of Board of Directors of The Prudential Insurance
                  Company of America establishing The Prudential Variable Appreciable Account. (Note 2)

              (b) Authorization for Separate Account to Invest in Unaffiliated
                  Mutual Funds (Note 1)

          (2)  Not Applicable.

          (3)  Distributing Contracts:

              (a) Distribution Agreement between Pruco Securities Corporation and The Prudential Insurance Company of America. (Note 1)

              (b) Proposed form of Agreement between Pruco Securities
                  Corporation and independent brokers with respect to the Sale of the Contracts. (Note 1)

              (c) Schedules of Sales Commissions. (Note 5)

              (d) Participation Agreements

                  (i) AIM Variable Insurance Funds, Inc., AIM V.I. Value Fund. (Note 5)

                  (ii) American Century Variable Portfolios, Inc., VP Value Portfolio. (Note 5)
                  (iii) Janus Aspen Series, Growth Portfolio. (Note 5)
                  (iv) MFS Variable Insurance Trust, Emerging Growth Series. (Note 5)
                  (v) T. Rowe Price International Series, Inc., International Stock Portfolio. (Note 5)

          (4)  Not Applicable.

          (5)  Variable Universal Life Insurance Contract: (Note 1)

          (6) (a) Charter of The Prudential Insurance Company of America, as amended November 14, 1995. (Note 3)

               (b) By-laws of The Prudential Insurance Company of America, as amended May 12, 1998. (Note 1)

          (7)  Not Applicable.

          (8)  Not Applicable.
          (9)  Not Applicable.

          (10)  (a) Application Form. (Note 1)
                (b) Supplement to the Application. (Note 1)

          (11)  Not Applicable.

          (12) Memorandum describing Prudential's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii) and method of computing adjustments in payments and cash surrender values upon conversion to fixed-benefit policies pursuant to Rule 6e-3(T)(b)(13)(v)(B). (Note 1)

          (13) Available Contract Riders and Endorsements:

             (a) Rider for Payment of Premium Benefit Upon Insured's Total Disability. (Note 1)

             (b)  10 Year Level PremiumTerm Rider on Insured.  (Note 5)
             (c)  10 Year Level PremiumTerm Rider on Spouse.  (Note 5)


             (d)  Children's Rider

                  (i) The dependent child is named in the application for the contract and on the date of the application has not reached his or her 18th birthday. (Note 5)
                  (ii) The dependent child just before the contract date of the contract was insured under the earlier contract that was converted or changed to this contract.
                         (Note 5)

                  (iii) The dependent child is named in the application for change. (Note 5)

                  (iv)   After-issue.  (Note 5)

             (e)  Living Needs Benefit Rider

                  (i) for use in all approved jurisdictions except Florida. (Note 2)



  2. See Exhibit 1.A.(5).



  3. Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 5)



  4. None.



  5. Not Applicable.



  6. Opinion and Consent of Ching-Meei Chang, MAAA, FSA, as to actuarial matters pertaining to the securities being registered. (Note 5)



  7. Powers of Attorney.

     (a) F. Agnew, F. Becker, M. Berkowitz, R.Carbone,

         J.Cullen, C. Davis, R. Enrico, A. Gilmour,

         W. Gray, III, J. Hanson, G. Hiner, C. Horner,
         G. Kelley, B. Malkiel, A. Ryan, I. Schmertz,
         C. Sitter, D. Staheli, R. Thomson, J. Unruh,
         P. Vagelos, S. Van Ness, P. Volcker, J. Williams (Note 4)



     (b)  G. Casellas (Note 1)



  27. Financial Data Schedule. (Note 5)



(Note 1)  Filed herewith.



(Note 2) Incorporated by reference to Post-Effective Amendment No. 15 to Form S-6, Registration No. 33- 20000, filed May 1, 1995 on behalf of The Prudential Variable Appreciable Account.


(Note 3) Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration No. 33-20083, filed April 9, 1997 on behalf of The Prudential Variable Contract Real Property Account.



(Note 4)  Incorporated by reference to Post-Effective Amendment No. 10 to
          Form S-1, Registration No. 33-20083, filed April 9, 1998 on behalf of The Prudential Variable Contract Real Property Account.



(Note 5)  To be filed by Pre-Effective Amendment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Prudential Variable Appreciable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 11th day of September, 1998.



(Seal)         THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT
                                 (Registrant)



                By: THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                  (Depositor)




Attest:  /s/ Thomas C. Castano                   By:  /s/ Esther H. Milnes
         -------------------------                    -------------------------
         Thomas C. Castano                            Esther H. Milnes
         Assistant Secretary                          Vice President and Actuary


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 11th day of September, 1998.

SIGNATURE AND TITLE
------------------------------------------------------------

/s/ *
------------------------------------------------------------
Arthur F. Ryan
Chairman of the Board, President, and Chief Executive
Officer



/s/ *
------------------------------------------------------------
Martin A. Berkowitz
Senior Vice President and Comptroller

/s/ *
------------------------------------------------------------
Richard J. Carbone                                              *By:  /s/ Thomas C. Castano
Chief Financial Officer                                               -------------------------
                                                                      Thomas C. Castano
                                                                      (Attorney-in-Fact)

/s/ *
------------------------------------------------------------
Franklin E. Agnew
Director

/s/ *
------------------------------------------------------------
Frederic K. Becker
Director

------------------------------------------------------------

/s/
------------------------------------------------------------
Gilbert F. Casellas
Director


/s/ *
------------------------------------------------------------
James G. Cullen
Director

/s/ *
------------------------------------------------------------
Carolyne K. Davis
Director


/s/ *
------------------------------------------------------------
Roger A. Enrico
Director


/s/*
------------------------------------------------------------
Allan D. Gilmour
Director



/s/ *
------------------------------------------------------------
William H. Gray, III
Director


/s/ *
------------------------------------------------------------
Jon F. Hanson
Director



/s/ *
------------------------------------------------------------
Glen H. Hiner, Jr.
Director


/s/ *
------------------------------------------------------------
Constance J. Horner
Director


/s/ *
------------------------------------------------------------
Gaynor N. Kelley
Director

/s/ *
                                                                                  *By:  /s/ Thomas C. Castano
------------------------------------------------------------                            ----------------------
Burton G. Malkiel                                                                       Thomas C. Castano
Director                                                                                (Attorney-in-Fact)


/s/*
------------------------------------------------------------
Ida F. S. Schmertz
Director


/s/*
------------------------------------------------------------
Charles R. Sitter
Director

/s/*
------------------------------------------------------------
Donald L. Staheli
Director


/s/ *
------------------------------------------------------------
Richard M. Thomson
Director


/s/ *
------------------------------------------------------------
James A. Unruh
Director


/s/ *
------------------------------------------------------------
P. Roy Vagelos, M.D.
Director


/s/ *
------------------------------------------------------------
Stanley C. Van Ness
Director



/s/ *
------------------------------------------------------------
Paul A. Volcker
Director


/s/ *
------------------------------------------------------------
Joseph H. Williams
Director

                                 EXHIBIT INDEX






           1.A.(1)(b)   Authorization for  Separate Account to Invest in
                        Unaffiliated Mutual Funds                                                  Page II-7


           1.A.(3)(a)   Distribution Agreement between Pruco Securities
                        Corporation and The Prudential Insurance Company of America.               Page II-10



           1.A.(3)(b)   Proposed form of Agreement between Pruco Securities
                        Corporation and independent brokers with respect to the Sale of            Page II-15
                        the Contracts.


           1.A.(5)      Variable Universal Life Insurance Contract.                                Page II-22


           1.A.(6)(b)   By-laws of The Prudential Insurance Company of America,
                        as amended May 12, 1998.                                                   Page II-54

           1.A.(10)(a)  Application Form.                                                          Page II-63


           1.A.(10)(b)  Supplement to the Application.                                             Page II-70

           1.A.(12)     Memorandum describing Prudential's issuance, transfer,                     Page II-71
                        and Redemption procedures for the Contracts pursuant
                        to Rule 6e-3(T)(b)(12)(iii) and method of computing adjustments in payments and cash surrender values upon conversion to
                        fixed-benefit policies pursuant to Rule 6e- 3(T)(b)(13)(v)(B).



           1.A.(13)(a)  Rider for Payment of Premium Benefit Upon Insured's Total                  Page II-81
                        Disability.



           7(b)  Power of Attorney for G. Casellas.                                                Page II-84


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